LOTTOMATICA

00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

RECEIVED
2006 JUL 13 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015159

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

July 10, 2006

SUPPL

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated May 30, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Italian and/or Luxembourg law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders starting from the beginning of May 2006 through the date hereof:

dw 7/14

LAC-30-00137/06

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Internal Dealing	May 8, 2006	9	English version available
(2) Press Release: Execution of the Senior Credit Facilities Agreement	May 8, 2006	9	English version available
(3) Press Release: Lotto game: Wagers total 529.0 million euro in April 2006	May 9, 2006	9	English version available
(4) Press Release: Capital securities offering pricing	May 10, 2006	9	English version available
(5) Listing Prospectus	May 11, 2006		English version available
(6) Press Release: Lottomatica announces the closing and the full subscription of the 750 million euro hybrid bond	May 17, 2006	9	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(7) Minutes of the Board of Directors meeting of May 18, 2006	May 18, 2006	14(b)	On May, 18, 2006 the Board of Directors of Lottomatica S.p.A. resolved to increase the share capital pursuant to delegation of powers granted by the Shareholders on April 12, 2006 of a maximum nominal amount of € 57,423,570.00, by way of issue of a maximum of 57,423,570 ordinary shares with a par value of Euro 1,00 each and right to dividends as of January 1, 2006 to be offered to shareholders as per article 2441 of the Italian civil code at a price of € 25.425 each, of which € 24.425 as premium, for an aggregate value of roughly € 1,460 million; shareholders will be entitled to subscribe 5 new ordinary shares for every 8 ordinary shares held.

Name of Document	Date of Document	Number of Schedule II	English Summary
			The option rights must be exercised on the MTA between May 22, 2006 and June 8, 2006 included any unexercised option rights will be forfeited and then auctioned by the company pursuant to article 2441, paragraph 3, of the Italian civil code as per terms and conditions that will be communicated to the market. Credit Suisse Securities (Europe) Limited, Goldman Sachs International, Banca Aletti & C. S.p.A., Capitalia S.p.A. undertook to underwrite all the remaining unsubscribed shares after the offer and the auction, net of the shares that De Agostini itself undertook to subscribe in full and to have its subsidiary Nuova Tirrena S.p.A. subscribed in full (Toro Assicurazioni Group) in their capacity as shareholders as well as net of n. 6,198,773 shares to be underwritten by Mediobanca – Banca di Credito Finanziario S.p.A. pursuant to;

Name of Document	Date of Document	Number of Schedule II	English Summary
			A subscription agreement entered into with De Agostini S.p.A., Credit Suisse Securities (Europe) Limited and Goldman Sachs International. Powers to execute the above said resolutions were severally granted to the chairman Mr. Lorenzo Pellicioli, to the C.E.O. Mr. Rosario Bifulco, to the General Manager Mr. Marco Sala and to Mr. Paolo Ceretti.
(8) Press Release: share capital increase of € 1.460 Million	May 18, 2006	9	English version available
(9) Annual report on the corporate governance	May 18, 2006	7	English version available
(10) By-laws of Lottomatica	May 18, 2006	14(b)	Updated version of the by-laws of Lottomatica
(11) Press Release: Lottomatica: EU Commission approval on GTECH Acquisition	May 19, 2006	9	English version available
(12) Press Release: Lottomatica press release	May 23, 2006	9	English version available
(13) Press Release: Internal Dealing	May 26, 2006	9	English version available
(14) Press Release: Internal Dealing	June 1, 2006	9	English version available
(15) Press Release: Internal Dealing	June 5, 2006	9	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(16) Press Release: Internal Dealing	June 6, 2006	9	English version available
(17) Press Release: GTECH shareholders approve merger agreement with Lottomatica	June 7, 2006	9	English version available
(18) Press Release: Lotto game and Instant lotteries Wagers in May 2006	June 7, 2006	9	English version available
(19) Press Release: Results of the Rights Offering	June 12, 2006	9	English version available
(20) Press Release: Option rights auction concluded	June 15, 2006	9	English version available
(21) Press Release: Gtech Holdings Corporation Acquisition: Starting Of The Closing Activities	June 21, 2006	9	English version available
(22) Press Release: Results of the rights offering	June 26, 2006	9	English version available
(23) Press Release: LAUNCH OF "INSTANT LOTTO"	July 03, 2006	9	English version available
(24) Press release: Lotto game: Wagers total 461.9 million euro in June 2006	July 05, 2006	9	English version available
(25) Press Release: Internal Dealing	July 05, 2006	9	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(16) Press Release: Internal Dealing	June 6, 2006	9	English version available
(17) Press Release: GTECH shareholders approve merger agreement with Lottomatica	June 7, 2006	9	English version available
(18) Press Release: Lotto game and Instant lotteries Wagers in May 2006	June 7, 2006	9	English version available
(19) Press Release: Results of the Rights Offering	June 12, 2006	9	English version available
(20) Press Release: Option rights auction concluded	June 15, 2006	9	English version available
(21) Press Release: Gtech Holdings Corporation Acquisition: Starting Of The Closing Activities	June 21, 2006	9	English version available
(22) Press Release: Results of the rights offering	June 26, 2006	9	English version available
(23) Press Release: LAUNCH OF "INSTANT LOTTO"	July 03, 2006	9	English version available
(24) Press release: Lotto game: Wagers total 461.9 million euro in June 2006	July 05, 2006	9	English version available
(25) Press Release: Internal Dealing	July 05, 2006	9	English version available
(26) Press Release: Internal Dealing	July 10, 2006	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at 06/51899977. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

LOTTOMATICA S.P.A.

By: [signature]
Claudia Ricchetti
Direttore Affari Legali, Regolamentari e Societari

ALLEGATO (1)

Monday - 05/08/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	BOROLI	NAME	MARCO			SEX	M
TAX CODE		BIRTH DATE	BIRTH PLACE		(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)				
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N S
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N N
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N N

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	LOTTOMATICA S.P.A.	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	S
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	BOROLI	NAME	MARCO			SEX	M
TAX CODE		BIRTH DATE (dd/mm/yyyy)	BIRTH PLACE		(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)				
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
30/04/2006	A	IT0003990402	LOTTOMATICA	AZO	300	32,45	9,735.00	MERC-IT	*
TOTAL SECTION A (in €)							9,735.00		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											9,735.00				

Note:

This transaction has been carried out by BPU PRAMERICA SGR in execution of an engagement granted by the customer who, however, was unable to select the securities purchased on his behalf.

RECEIVED
2006 JUL 13 P 3:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (2)

Monday - 05/08/2006

EXECUTION OF THE SENIOR CREDIT FACILITIES AGREEMENT

Completion of the syndication: approximately 2 times oversubscribed

Rome - Lottomatica announced the execution today, as guarantor, of a USD 2.76 billion Senior Credit Facilities Agreement with, inter alia, Gold Acquisition Corp., as borrower, Credit Suisse International, Credit Suisse London Branch and Goldman Sachs International, as Arrangers, other financial institutions, as Original Lenders, and Bank of America N.A., as Agent, as approved by Lottomatica Board of Directors approved on April 27, 2006.

The Senior Credit Facilities Agreement is in connection with the partial financing of the GTECH Holding Corp. acquisition and will expire in 6 years from the date of completion of the acquisition of GTECH.

The Senior Credit Facilities were offered to primary Italian and international financial institutions registering great interest and obtaining commitments two times the amount of the facilities.

Lottomatica will provide the information pursuant to Consob Regulation N° 11971 of May 14 1999 Article 71 bis, as amended or supplemented, when the Senior Credit Facilities is allocated and Lottomatica guarantee exercised.

Further, marketing of the Subordinated Interest-Deferrable Capital Securities is ongoing as management is currently on roadshow in the major European financial centers to meet with potential investors.

ALLEGATO (3)

Tuesday - 05/09/2006

LOTTO GAME: WAGERS TOTAL 529.0 MILLION EURO IN APRIL 2006 INSTANT LOTTERIES "SCRATCH & WIN": WAGERS OF 272.5 MILLION EURO IN APRIL 2006

Rome, May 9th, 2006 – During the draws of April 2006, Lotto wagers amounted to 529.0 million euro, compared with 748.3 million euro in the month of March 2006 and with 545.6 million euro in the month of April 2005. In particular, in April 2006 wagers from "core" bets, excluding late numbers, amounted to 459.2 million euro (respectively 463.1 million euro in March 2006 and 516.9 million euro in April 2005), while wagers from bets on "late numbers" amounted to 69.8 million euro (compared with 285.2 million euro in the month of March 2006 and with 28.7 million euro in April 2005).

Winnings in April 2006 totalled 561.1 million euro (290.5 million euro in March 2006 and 278.3 million euro in April 2005). Scratch & Win wagers in the month of April were equal to 272.5 million euro compared with 313.3 million euro in the month of March 2006 and with 105.6 million euro in the month of April 2005.

For further information:
AD HOC Communication Advisors 02/7606741
Mario Pellegatta - Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site: www.adhoccommunication.it
Lottomatica web site: www.gruppolottomatica.it

RECEIVED
2006 JUL 13 P 3:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (4)

Wednesday - 05/10/2006
PRESS RELEASE
LOTTOMATICA
750 MILLION EURO HYBRID BOND PRICED AT 8.25%
ORDERS IN EXCESS OF 4 TIMES THE OFFER

Rome, May 10th, 2006 – Lottomatica announces today the pricing of the €750 million Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities"). The Securities offering will close on May 17, 2006. The management Roadshow in the major European financial centers was very successful and the Securities offering registered exceptional demand: orders came in in excess of four times the amount offered. The Securities coupon was set at 8.25% (10 years midswap plus 405 basis points) for the first 10 years. The Securities received Standard & Poor's Ratings Services and Moody's Investors Service Limited ratings of, respectively, BB and Ba3. The proceeds of the offering will be used to partially finance the proposed acquisition of GTECH Holdings Corporation.

* * *

The securities referred to herein will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This document is not an offer of securities for sale in the United States, and any securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933 as amended; Lottomatica does not intend to register any portion of the offering or conduct a public offering in the United States; any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Lottomatica and that will contain detailed information about Lottomatica and its management, as well as financial statements. This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

It may be unlawful to distribute this document in certain jurisdictions; such materials are not for distribution in Canada, Japan or Australia, and the information in the materials does not constitute an offer in Canada, Japan or Australia.

ALLEGATO (5)

Summary of Rights Offering Prospetto

On May 19, 2006, Lottomatica S.p.A. (the "Company") published and issued a *prospetto* (the "Prospetto") detailing an offer (the "Rights Offering") of preemptive rights (the "Rights") to buy new shares (the "New Shares") in the Company made to holders of its ordinary shares. Neither the Rights nor the New Shares have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and such securities were offered or sold as part of the Rights Offering only (i) outside the U.S. to certain institutional investors in offshore transactions in reliance on Regulation S under the Securities Act or (ii) within the U.S., or to or for the account or benefit of U.S. persons, only to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in private placement transactions that did not involve a public offering, in accordance with Section 4(2) of the Securities Act. The Prospetto was issued in Italian. Set forth below is a summary of the information provided in the Prospetto.

Unless the context otherwise requires, the terms "Company" and "Lottomatica" refer to Lottomatica S.p.A. and its subsidiaries, and the term "GTECH" refers to GTECH Holdings Corporation.

* * *

Overview

Lottomatica is one of the largest lottery operators in the world, based on total wagers, and a leader in the Italian gaming industry. Lottomatica has built an extensive real-time, on-line distribution network, with approximately 133,000 terminals in approximately 77,000 points of sale throughout the Republic of Italy (including approximately 17,000 points of sale where Lottomatica provides only processing services for third parties), comprised of tobacconists, bars, petrol stations, newspaper stands and motorway restaurants. Lottomatica has leveraged its distribution and transaction processing competence to expand its activities beyond Lotteries and also provides commercial, payment and other processing services through its network. Lottomatica currently operates three businesses in two segments: (i) Lotteries and Gaming, comprising Lotto, Instant and Traditional Lotteries and Sports Pools and Other Pari-Mutuel Betting, and its Gaming Machines business and (ii) Services, consisting of its commercial, payment and other processing services businesses. For the year ended December 31, 2005, Lottomatica generated Total Revenues of €582.7 million, EBITDA of €266.0 million and Operating Profit of €212.3 million.

Since 1993, Lottomatica has been the sole concessionaire for the Italian Lotto game, which is the largest on-line lottery in the world in terms of wagers, according to La Fleur's 2005 World Lottery Almanac. Lotto is a traditional game that was played off-line for centuries. Lottomatica commenced operating Lotto in 1994. Since Lottomatica established the on-line infrastructure for Lotto, wagers have grown significantly, stabilising in recent years in the region of €7 billion - €8 billion per year, from €2.8 billion in 1995. Managing Lotto has provided Lottomatica with substantial

experience in managing all the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotion, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. For the year ended December 31, 2005, Lottomatica generated Revenues from Lotto of €432.3 million or approximately 74.2% of its Total Revenues.

In addition to Lotto, Lottomatica operates the following lotteries and games:

- *Instant and Traditional Lotteries*: Instant Lotteries are off-line lotteries consisting of scratch-off tickets with hidden numbers, letters and/or symbols that participants scratch off and immediately know whether they have won, and Traditional Lotteries are off-line lotteries in which players purchase tickets with the winning ticket(s) being drawn on a later date.

- *Sports Pools and Other Pari-Mutuel Betting*: Sports Pools and Other Pari-Mutuel Betting include pari-mutuel games in which players bet on the outcome of, and number of goals scored in, sporting events, usually soccer matches (*e.g.*, Totocalcio, "9" and Totogol) and other pari-mutuel games in which players wager on other sports events, horse racing, motor sports, cultural events and current affairs.

- *Gaming Machines*: Lottomatica provides information technology services for Gaming Machines. Gaming Machines are electronic machines involving elements of skill or entertainment and risk, and having random winnings. In the coming years, Lottomatica intends to seek to expand the contribution of its Gaming Machines business through growth in video-lottery terminals for which all current Gaming Machine concessionaires in the Republic of Italy are permitted to provide information technology services commencing in 2006.

For the year ended December 31, 2005, Lottomatica generated Revenues of €512.2 million from its Lotteries and Gaming segment, equal to approximately 87.9% of its Total Revenues.

Lottomatica also offers the following automated payment and distribution services:

- *Commercial Services*: Lottomatica distributes services for commercial operators (*i.e.*, electronic top-up services distributed by Lottomatica for pre-paid mobile and fixed-line telephone accounts, and ticketing for sporting and musical events) and collects payments from end-users.

- *Payment Services*: Lottomatica collects payments from consumers for both private sector enterprises (*i.e.*, for the payment of utility bills) and public sector entities (*i.e.*, fines, local taxes and television license fees).

- *Processing Services*: Lottomatica provides technology infrastructures to third parties for the processing of transactions (*i.e.*, car road taxes, third party electronic top-ups for pre-paid mobile telephones, some minor taxes and loyalty programs and stamp duties printing).

For the year ended December 31, 2005, Lottomatica generated Revenues of €64.7 million from its Services segment, equal to approximately 11.1% of its Total Revenues.

In addition, in 2006 Lottomatica expects to launch stored value services, which consist of issuing and acquiring services related to pre-paid debit cards.

A critical component of Lottomatica's operations is its distribution network. Lottomatica originally developed its network to provide on-line terminals for Lotto. Lottomatica's various networks now comprise an extensive real-time, on-line network, comprised of tobacconists, bars, petrol stations, newspaper stands and motorway restaurants. Lottomatica uses its networks to distribute lotteries and other games, provide information technology services for Gaming Machines and offer commercial, payment and other processing services. Lottomatica maintains four separate networks for Lotto, Sports Pools and other Pari-Mutuel Betting, Gaming Machines, and Services. The Lotto, Sports Pools and other Pari-Mutuel Betting and Services networks and terminals also support Instant and Traditional Lotteries.

Lottomatica's Proposed Acquisition of GTECH

On January 10, 2006, Lottomatica, Gold Holding Co., a newly formed subsidiary of Lottomatica (known as "Holdings"), Gold Acquisition Corp., another newly formed indirect subsidiary of Lottomatica (known as the "Acquisition Subsidiary") and GTECH entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which Holdings will acquire GTECH by way of a merger between the Acquisition Subsidiary and GTECH (the "Merger"), for U.S.$35.00 in cash per outstanding share of GTECH, for a total transaction value of approximately €4.0 billion, including the assumption of GTECH's existing indebtedness. GTECH is a leading provider of gaming technology and services worldwide. Based on data published in La Fleur's 2005 World Lottery Almanac, Lottomatica believes the combined group resulting from the Acquisition (the "Combined Group") will be one of the world's largest lottery services companies and will either operate or provide equipment or services to on-line lotteries representing approximately 60% of the worldwide on-line lottery market based on total wagers. The Combined Group will have operations in over 50 countries worldwide and approximately 6,300 employees. On a *pro forma* basis after giving effect to the Acquisition, 2005 revenues for the Combined Group would have been approximately €1.6 billion and adjusted EBITDA for the Combined Group would have been €682 million.

Completion of the Acquisition is subject to receipt of financing, approval by GTECH shareholders, regulatory approvals, receipt of contract assignment assurance

from certain significant lottery customers, Lottomatica maintaining a *pro forma* investment grade corporate credit rating and other customary conditions.

GTECH

GTECH is a leading provider of gaming and technology solutions worldwide with U.S.$1.3 billion in revenues in its fiscal year ended February 25, 2006 and approximately 5,300 employees on six continents. GTECH leverages its global lottery experience and capabilities to offer a full range of game content and solutions and financial transaction processing services. GTECH is the world's leading operator of highly secure on-line lottery transaction processing systems, doing business in 51 countries worldwide, and GTECH has a growing presence in commercial gaming technology and financial services transaction processing. GTECH's core market is the lottery industry, for which it designs, sells and operates a complete suite of lottery-enabled point-of-sale terminals that are electronically linked with a centralised transaction processing system which mediates lottery funds between the retailer, where a transaction is enabled, and the lottery authority. GTECH currently operates, provides equipment and services to, or has entered into contracts to operate or provide equipment and services in the future to, 26 of the 43 on-line lottery authorities in the United States, and 60 of the 122 non-U.S. on-line lottery authorities. In its fiscal year ending February 25, 2006, which is referred to as its fiscal 2006, GTECH had revenues of U.S.$1.3 billion, operating income of U.S.$340.7 million and net cash provided by operating activities of U.S.$429.6 million.

GTECH provides integrated on-line lottery transaction processing solutions, services and products to governmental lottery authorities and governmental licensees worldwide. GTECH offers its customers a full range of lottery technology services, including the design, assembly, installation, operation, maintenance and marketing of on-line lottery systems and instant-ticket support systems. GTECH's lottery systems consist of numerous lottery terminals located in retail outlets, central computer systems, systems software and game software, and communications equipment which connects the terminals and the central computer systems. In its fiscal 2006, approximately 84% of GTECH's revenues were related to its on-line lottery services and products. In its fiscal 2004, GTECH further enhanced its product offering and leadership position when it acquired Interlott Technologies, Inc., a leading provider of instant ticket vending machines for the worldwide lottery industry.

In recent years, GTECH has taken steps to broaden its offerings of services outside of its core market of providing on-line lottery services into the gaming technology and commercial services markets. During its fiscal 2005, GTECH entered into an agreement with the owners of the privately-held Gauselmann Group ("Gauselmann") to acquire a 50% controlling equity interest in the Atronic group of companies ("Atronic") owned by Gauselmann. Atronic, the leading video gaming machine provider in Europe, Russia and Latin America, has a growing presence in the United States and is licensed in 209 worldwide gaming jurisdictions. Subject to obtaining required regulatory and gaming license approvals and to the satisfaction of other closing conditions, the agreement, as amended, provides for this acquisition to close

not later than December 2007. In addition, during its fiscal 2005, GTECH's majority-owned commercial services subsidiary, PolCard S.A. ("PolCard"), completed the acquisition of BillBird S.A., the leading provider of electronic bill payment services in Poland. In appropriate circumstances, GTECH has extended its on-line and video lottery product offerings through acquisitions. During its fiscal 2005, GTECH completed the acquisition of Spielo Manufacturing, Inc. ("Spielo"), a leading provider of video lottery terminals and related products and services to the global gaming industry.

Competitive Strengths of the Combined Group

Lottomatica believes that the combination of GTECH and Lottomatica will create one of the world's leading gaming solutions providers that will be well positioned to capture growth opportunities in global gaming markets. In addition, Lottomatica also believes that the combination will create a full service global gaming company with strong international brands, which will benefit from the following key strengths:

Leading Market Position in the Global Lotteries Market. Based on data published in La Fleur's 2005 World Lottery Almanac, Lottomatica believes the Combined Group will be one of the world's largest on-line lottery services companies and will either operate or provide equipment or services to on-line lotteries representing approximately 60% of the worldwide on-line lottery market based on total wagers. By leveraging the economies of scale provided by GTECH's international reach and drawing on Lottomatica's and GTECH's experience in the lottery, gaming and processing services businesses, Lottomatica believes the Combined Group will have the ability to offer its services and products more competitively, while maintaining the ability to generate returns with stable and predictable margins. In addition, Lottomatica believes that GTECH, as the existing technology provider, benefits from the general unwillingness of its customers to run the risk of service failures that a change in technology provider upon the expiration of an existing contract may produce. These factors, Lottomatica believes, will provide the Combined Group with a competitive advantage over existing competitors and any potential new entrants in the lotteries, gaming and processing services markets.

Integrated Technology and Operating Expertise. Lottomatica believes its combined businesses will benefit from a unique set of complementary expertise in technology and operations. By leveraging GTECH's strong market recognition as one of the leading providers of technology platforms and systems to the lottery industry and Lottomatica's expertise achieved from operating for over twelve years the Italian Lotto, the world's largest on-line lottery in 2005 according to La Fleur's 2005 World Lottery Almanac, Lottomatica believes the Combined Group will be able to provide a unique offering of services and gaming products. In addition, Lottomatica believes that GTECH's most recent lottery technology platform, GTECH Enterprise Series™, has become the industry standard.

Track Record of Maintaining High Margins. Over the past several years, Lottomatica has achieved significant cost savings and improved the efficiency of its operations. In particular, Lottomatica's EBITDA margin increased to 46% in 2005,

from 39% in 2001 (EBITDA margin for 2005 is determined based on IFRS, while EBITDA margin for 2001 is determined based on Italian GAAP, which affects the comparability of the two metrics). Lottomatica believes that the Acquisition and GTECH's successful integration into Lottomatica will create further cost efficiencies and reduce Lottomatica's combined operating costs by combining selected European facilities of GTECH and Lottomatica, consolidating global information technology systems, optimising selected global management functions, leveraging worldwide purchasing power and consolidating selected common regulatory compliance costs, including the de-listing of the GTECH common stock following the Acquisition. Lottomatica believes that these actions, combined with each company's historic focus on business optimisation will permit Lottomatica to further improve Lottomatica's ability to sustain high margins.

Diversified Portfolio of Products and Services. Lottomatica believes that the combination of the GTECH and Lottomatica businesses will provide the opportunity to expand the portfolio of products and services the Combined Group will be able to provide:

- as a designer, developer and operator of lottery systems and equipment Lottomatica believes the Combined Group will be in a position to provide a more integrated solution to existing and prospective lottery customers;

- by leveraging GTECH's experience as a provider of content for Gaming Machines and its recently acquired capability to design and manufacture Video Lottery Terminals, and Lottomatica's operating expertise, Lottomatica expects to be able to expand its market share in the gaming business and take advantage of the vertical integration that Lottomatica expects the Combined Group to achieve in these businesses;

- Lottomatica believes that GTECH's technology capability together with Lottomatica's operating expertise should allow Lottomatica to take advantage of any expansion in the interactive gaming and lottery businesses; and

- Lottomatica believes that its combined experience in the payment processing services market and the international reach of GTECH's technology networks will allow Lottomatica to study and develop new payment services and allow Lottomatica to expand in the payments processing industry.

Historically Stable and Recurring Revenues and Cash-flows. Lottomatica's and GTECH's businesses have historically produced consistent revenues and cash-flows. For example, wagers on the Lotto have been generally in the range of €7 billion - €8 billion over the period from 2000 through 2005 (except for 2004, for which wagers were unusually high) and Lottomatica's Revenues from Lotto were in the range of between approximately €400 million and €430 million over the same period (other than the unusually high Revenues in 2004). In addition, lottery contracts tend to be long-term in nature. Historically, a majority of GTECH's contracts have been for terms of at least five to seven years in duration.

Strong Management Team. The senior management team for the Combined Group has significant collective industry experience. Lottomatica believes that the combination of a team which has long experience in the lottery and gaming service industry, particularly in the management of international operations, with a team that has more than a decade of experience in the management and operation of the lottery and gaming business, will provide the Combined Group with a unique combination of skills. Mr. W. Bruce Turner, GTECH's current President and Chief Executive Officer, is expected to assume the role of Lottomatica's Chief Executive Officer and General Manager and Mr. Jaymin Patel, GTECH's current Chief Financial Officer, is expected to assume the role of Lottomatica's Chief Financial Officer. Mr. Marco Sala, the current General Manager of Lottomatica, is expected to assume the role of Lottomatica's Managing Director and General Manager for the Republic of Italy. Lottomatica's senior management team is expected to invest a significant amount of money in Lottomatica's ordinary shares, which Lottomatica believes will provide high performance incentivisation and accountability.

Strategy

Through the Acquisition, Lottomatica's aim is to become one of the world's largest regulated gaming and services company, providing innovation in technology, content and integrated services delivering and maintaining the highest standards. Following the Acquisition in Lottomatica's three businesses, namely its Lotteries business, its Gaming Machines business and its Services business, the Combined Group will pursue the following strategies designed to achieve this stated aim:

Lotteries Business

- Seek to maintain Lottomatica and GTECH's leading position as an operator and integrator, respectively, of open, standards-based transaction processing serving the global lottery and gaming industries through:
  - operating new games when introduced in the Republic of Italy;
  - continuously developing the Combined Group's technology in order to preserve what Lottomatica believes is the competitive advantage of superior technical solutions such as GTECH's Enterprise Series™;
  - expanding the Combined Group's network, in terms of increasing both the number of terminals and the number of points of sale, with particular focus on new self-service technology initiatives worldwide;
  - extending the Combined Group's product price range to capture different player segments;
  - expanding in new markets by both bidding for concessions up for renewal (for example Greece, West Virginia, Connecticut, Pennsylvania and Indiana) and exploring greenfield opportunities (such as the privatisation of the Turkish lottery and in China, Russia, Nicaragua and Vietnam); and

- leveraging the Combined Group's marketing skills to improve game visibility and enhance game appeal and comprehension.

Gaming Machines Business

- Seek to become a leading provider of technology solutions to the global gaming industry through:
  - leveraging Lottomatica's existing amusement with prize machine network and Lottomatica's processing systems to introduce video lottery terminals in the Republic of Italy;
  - leveraging GTECH's Gaming Machine technology to expand across the value chain in the Italian Gaming Machine business, from the concessionaire to the machine operations segment;
  - investing in Lottomatica's technology platform for central processing and monitoring of Gaming Machines in network configurations, while accelerating Lottomatica's focus on the development of creative game content;
  - exploring opportunities for consolidation in the fragmented Italian Gaming Machines market;
  - maximising the value of recent strategic alliances (Hasbro Properties Group and Harrah's Entertainment, Inc.); and
  - expanding into the global commercial gaming market through Atronic.

Services Business

- Seek to become a leading processor of commercial transactions at retail locations through:
  - expanding Lottomatica's commercial services portfolio in current markets by cross-fertilising Lottomatica's and GTECH's expertise;
  - leveraging Lottomatica's existing points of sale network and increasing the number of direct and indirect points of sale;
  - capitalising on opportunities to expand in emerging markets through strategic partnerships and joint ventures;
  - introducing new products and services such as money transfer; and
  - leveraging Lottomatica's brands to improve visibility and network recognition.

The Transactions

The Acquisition will be effected by means of the Merger of the Acquisition Subsidiary into GTECH. GTECH expects to have approximately 132.8 million shares of common stock outstanding on a fully diluted basis (applying the treasury method), including options and shares issuable upon conversion of convertible debt at the effective time of the Merger. The total value of the Acquisition is approximately €4.0 billion, including the assumption of GTECH's existing indebtedness. Completion of the Acquisition, which is expected to occur in mid-2006, is subject to approval by GTECH's shareholders, receipt of financing, regulatory approvals, receipt of contract assignment assurance from certain significant lottery customers, Lottomatica maintaining a pro forma investment grade corporate credit rating and other customary conditions.

The Acquisition (including the refinancing of GTECH indebtedness as described below) will be funded through:

- the proceeds of the Rights Offering;
- available cash of GTECH and Lottomatica of approximately U.S.$525.0 million (approximately €434 million);
- the proceeds of an offering of €750.0 million aggregate principal amount of subordinated interest deferrable capital securities due 2066, which has closed on May 17, 2006 (the "Capital Securities"); and
- approximately U.S.$2.260 billion of senior term loans (the "Term Facilities") under the U.S.$2.760 billion of senior credit facilities (the "Senior Credit Facilities") to be extended to the Acquisition Subsidiary; the borrowings under the Senior Credit Facilities will be guaranteed by Lottomatica, Holdings and certain U.S. operating subsidiaries of GTECH.

De Agostini, the majority shareholder of Lottomatica, has agreed, subject to certain conditions, to subscribe for its full, direct and indirect, *pro rata* share of the Rights Offering (amounting to approximately €0.8 billion). Credit Suisse and Goldman Sachs (i) have as joint lead underwriters entered into an underwriting agreement with respect to the Rights Offering pursuant to which Credit Suisse and Goldman Sachs have agreed, severally and not jointly, subject to certain conditions, to underwrite the Remaining Underwritten Shares, as defined below (net of shares to be acquired by De Agostini and any shares which Mediobanca—Banca di Credito Finanziaro S.p.A. ("Mediobanca"), as beneficiary of a swap agreement covering 6,198,733 ordinary shares of Lottomatica, has irrevocably agreed to subscribe and pay for pursuant to the Mediobanca Undertaking, as defined below), (ii) have entered into a subscription agreement with respect to the offering of Capital Securities pursuant to which Credit Suisse and Goldman Sachs have agreed, severally and not jointly, subject to certain conditions, to procure subscribers for, and failing which to subscribe for, the Capital Securities, and (iii) Credit Suisse International, Credit Suisse, London Branch, Goldman

Sachs Credit Partners L.P and certain other lenders have committed to provide the financing pursuant to the Senior Credit Facilities. The financings and related commitments are subject to the Combined Group maintaining an investment grade corporate credit rating, the absence of a material adverse effect (which is defined in a manner substantially consistent with that contained in the Merger Agreement) and other customary conditions. Furthermore, De Agostini and Lottomatica have entered into lock-up undertakings consistent with those provided for in similar market transactions. It is expected that the Combined Group will maintain an investment grade corporate credit rating and that the new capital structure will have the flexibility to make investments in growth opportunities.

As of February 25, 2006, GTECH had three series of senior notes outstanding:

- approximately U.S.$148.8 million in aggregate principal amount of 5.25% senior notes due December 2014;
- approximately U.S.$249.7 million in aggregate principal amount of 4.75% senior notes due October 2010; and
- approximately U.S.$149.7 million in aggregate principal amount of 4.50% senior notes due December 2009.

The terms of the Senior Credit Facilities require that GTECH exercise (or cause the exercise of) the call options under the terms of these senior notes within five business days after completion of the Acquisition described above.

Generally, GTECH may redeem these senior notes at a redemption price equal to the greater of (i) 100% of the principal amount of the senior notes being redeemed and (ii) the sum of the present values of the principal amount of the senior notes being redeemed and the remaining scheduled payments of interest on the senior notes, discounted from their respective scheduled payment dates to the scheduled redemption date on a semi-annual basis at the treasury rate (as defined in the respective indentures) plus 20 basis points, in the case of the 5.25% notes, 20 basis points, in the case of the 4.75% notes, and 15 basis points, in the case of the 4.50% notes, plus, in each case, accrued interest to the scheduled redemption date. Lottomatica anticipates costs of approximately U.S.$10.0 million in connection with the refinancing of such indebtedness.

As of April 25, 2006, there were approximately U.S.$6.0 million in aggregate principal amount of GTECH's 1.75% convertible debentures due 2021 (the "Convertible Debentures") outstanding. Such Convertible Debentures are convertible into shares of GTECH common stock and, if still outstanding following completion of the Acquisition, will be convertible into cash. In addition, GTECH has a U.S.$500 million credit facility which was undrawn as of March 31, 2006, excluding U.S.$2.5 million of letters of credit. This existing credit facility will be terminated upon, or prior to, completion of the Acquisition.

Summary of the Rights Offering

Ordinary Shares Outstanding as of May 18, 2006	91,877,714 ordinary shares.
New Shares Sold	57,422,880 New Shares.
Ordinary Shares Outstanding After the Rights Offering	149,300,594 ordinary shares.
Subscription Price	€25.425 per New Share.
Rights	Holders of Rights were entitled to subscribe at the Subscription Price for a number of New Shares determined by multiplying the number of Rights they hold by a factor of 0.625, which is equivalent to five New Shares for every eight ordinary shares in issuance on the Record Date. Fractions of New Shares were not issued and any fractions arising through the exercise of Rights were rounded down to the nearest whole ordinary share.
Subscription Period	From the start of business on May 22, 2006 until the close of business on June 8, 2006. Shareholders of Lottomatica were permitted to trade their Rights on the MTA from May 22, 2006 through June 1, 2006. Rights must have been exercised by the First Exercise Date, which was June 8, 2006.
Unsubscribed Rights	Any Rights not exercised by existing Shareholders or their transferees by the First Exercise Date were forfeited by the holders thereof without compensation and were offered by Lottomatica to the public in the Rights Auction on the MTA for at least five trading days. The Rights Auction began after the First Exercise Date. Any rights purchased in the Rights Auction must have been exercised by the Second Exercise Date. The dates of the Rights Auction and the Second Exercise Date were announced by the Company in a press release.
Remaining Underwritten Shares	Any and all New Shares corresponding to Rights that were not exercised by the Second Exercise Date at the end of the Rights Auction (if any) are referred to as the "Remaining Underwritten

Shares". The Remaining Underwritten Shares shall not include (i) the 32,297,665 New Shares that De Agostini, subject to certain conditions, agreed to subscribe, directly and indirectly, so that upon completion of the Rights Offering De Agostini continued to own, directly and indirectly, 56.24% of Lottomatica's share capital nor (ii) 3,874,230 New Shares which Mediobanca irrevocably agreed to subscribe and pay for pursuant to an agreement entered into with De Agostini, Lottomatica, Credit Suisse and Goldman Sachs on May 18, 2006 (the "Mediobanca Undertaking").

Record Date	The Record Date for the purpose of determining entitlement to Rights was 10:00 p.m. on May 19, 2006, which was the last day that the ordinary shares traded with Rights on the MTA. At the start of business on May 22, 2006, the Rights were credited through the book-entry system of Monte Titoli to the accounts of persons who held ordinary shares on the Record Date.
Ex-Rights Date	The ex-Rights date for the ordinary shares was May 22, 2006. The ordinary shares will trade on the MTA without Rights on and after that date.
Restrictions on Ability of Certain Holders of Ordinary Shares or Other Investors to Participate............	The Rights Offering was addressed only to persons to whom it could lawfully be made. The distribution of the Offering Circular, the exercise of any Rights, and the subscription for and purchase of any New Shares may be restricted by law. Persons into whose possession the Offering Circular came or who wished to exercise any Rights or subscribe for New Shares must have informed themselves about and observed any such restrictions. Any failure to comply with any of those restrictions may have constituted a violation of the securities laws of any jurisdiction. In particular, due to the restrictions under the securities laws of certain countries, including Australia, Japan and Canada shareholders resident in such countries could not exercise Rights or subscribe for New Shares.

Neither the Rights nor the New Shares have been, or will be, registered under the Securities Act or

any state securities laws, and such Rights or New Shares were offered or sold as part of the Rights Offering (i) only outside the United States to certain institutional investors in offshore transactions in reliance on Regulation S or (ii) within the United States, or to or for the account or benefit of U.S. persons, only to QIBs in private placement transactions that did not involve a public offering, in accordance with Section 4(2) of the Securities Act.

Plan of Distribution............................ The Underwriters have severally agreed, subject to certain conditions, to subscribe for any and all Remaining Underwritten Shares up to 21,251,675.

The obligations of the Underwriters are subject to various customary conditions. In addition, the Underwriting Agreement may be terminated by the Underwriters if certain events occur, including but not limited to (i) any breach of, or any event rendering untrue or incorrect any of the representations and warranties of De Agostini or Lottomatica contained in the Underwriting Agreement (subject to certain materiality and other exceptions) or any material failure to perform any of the undertakings or agreements of De Agostini or Lottomatica contained in the Underwriting Agreement; (ii) any event that is materially adverse to the business, assets, financial condition, prospects or results of operations of Lottomatica, GTECH and their respective subsidiaries, taken as a whole as compared to the disclosure set forth in the Offering Circular (subject to certain exceptions); and (iii) certain market events which are material and adverse and likely to prejudice materially the success of the Rights Offering. Lottomatica's obligation to issue New Shares upon exercises of Rights is not contingent upon the purchase by the Underwriters of the Remaining Underwritten Shares.

Lock-Up Agreements......................... Lottomatica agreed that until 120 days from the date of closing of the Rights Offering, it shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably

withheld, (a) issue or contract to issue, or directly or indirectly, sell, transfer, pledge, lien, charge, grant security or an option over or enter into any other agreement or arrangement having a similar effect, or in any way, whether directly or indirectly, dispose of the legal title to or beneficial interest in its ordinary shares, including any New Shares, or publicly disclose the intention to make any such issue, sale, transfer, pledge, lien, charge, grant or offer; (b) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of its ordinary shares, whether any such swap or transaction described in paragraph (a) or (b) above is to be settled by the delivery of ordinary shares, cash or otherwise; or (c) carry out any capital increases or issue any convertible bonds, exchangeable bonds or other securities which are convertible, exchangeable or exercisable into Lottomatica's ordinary shares (the "Issuer Lock-Up").

The Issuer Lock-Up, however, does not apply to any resolutions by the competent corporate body providing for (a) the issuance of the New Shares to be issued in the context of the Rights Offering; (b) issuances of any of Lottomatica's ordinary shares solely for the purpose of paying any deferred interest pursuant to the Capital Securities; and (c) issuances of Lottomatica's ordinary shares pursuant to stock option plans existing as of January 10, 2006, or stock option plans to be implemented thereafter in connection with the Acquisition, and issuances of Lottomatica's ordinary shares to directors and officers of GTECH in order to roll over their shareholdings in GTECH in connection with the Acquisition.

De Agostini has agreed that until 120 days following the date of closing of the Rights Offering, it shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, (a) directly or indirectly, sell, transfer, pledge, lien, charge, grant security or an option over or enter into any other agreement or arrangement having a similar effect, or in any way,

whether directly or indirectly, dispose of the legal title to or beneficial interest in its holding of ordinary shares of Lottomatica, or any security convertible into or exercisable or exchangeable for such ordinary shares, held directly or indirectly by De Agostini on the date of execution of the Underwriting Agreement, or the De Agostini New Shares; (b) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of ordinary shares of Lottomatica, whether any such swap or transaction described in paragraph (a) or (b) above is to be settled by the delivery of ordinary shares, cash or otherwise; or (c) propose (and in the event that any third party were to make such a proposal, De Agostini will vote against) any capital increases in Lottomatica (if any) and De Agostini has agreed that it will vote against the issue of any convertible bonds, exchangeable bonds or other securities which are convertible, exchangeable or exercisable for shares of Lottomatica.

Swap.. On May 9, 2005, De Agostini and Mediobanca entered into a swap agreement (the "Swap") relating to 6,198,773 ordinary shares of Lottomatica, corresponding to approximately 6.7% of Lottomatica's share capital at the date hereof. The Swap has been renewed and expires on March 30, 2007.

Mediobanca Undertaking.................. Mediobanca has irrevocably undertaken and agreed with the Joint Lead Underwriters to (i) exercise in full in the Rights Offering, by the end of the Subscription Period, the subscription rights that pertain to all of the shares of Lottomatica held by Mediobanca on the basis of the Swap (the "Mediobanca New Shares"), and (ii) to validly subscribe and pay for the Mediobanca New Shares. As a result the Remaining Underwritten Shares shall be reduced by the Mediobanca New Shares and all references to the Remaining Underwritten Shares herein shall be construed as references to the Remaining Underwritten Shares as so reduced.

Use of Proceeds................................. Lottomatica intends to use the net proceeds of the Rights Offering, together with the proceeds from

the offering of Capital Securities, borrowings by an Acquisition Subsidiary under the Term Facilities and cash on hand of GTECH and Lottomatica, to finance the Acquisition and repay related indebtedness.

All time references above are to Italian time.

Additional Information

The Company's name is Lottomatica S.p.A. Lottomatica S.p.A. and its subsidiaries operate a Lotteries and Gaming business comprising Lotto, Instant and Traditional Lotteries, Sports Pools and other Pari-Mutuel Betting operations, a Gaming Machines business and a Service Business comprising Commercial, Payment and other Processing Services.

Lottomatica's registered head office is located at Viale del Campo Boario 56/D, 00153 Rome, Italy, telephone number +39-06-518991. Lottomatica is registered with the Companies' Register of Rome with registration number 08028081001. Lottomatica was incorporated in the Republic of Italy as a joint stock company on May 25, 2004 under the name Triplet S.p.A. and changed its name to NewGames S.p.A. before subsequently changing its name to Lottomatica S.p.A. Lottomatica's corporate existence is currently scheduled to expire on December 31, 2070.

ALLEGATO (6)

Wednesday - 05/17/2006

LOTTOMATICA ANNOUNCES THE CLOSING AND THE FULL SUBSCRIPTION OF THE 750 MILLION EURO HYBRID BOND

Rome, May 17th, 2006 – Lottomatica announces today the closing of the offering and the full underwriting of the €750 million Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities").

The Securities are in registered form in the minimum denomination of €50,000 and subscribers for the 100% of the issued Securities have been procured by Credit Suisse Securities (Europe) Limited and by Goldman Sachs International, pursuant to a subscription agreement entered with Lottomatica on May 10 2006. The Securities are offered or sold only outside the United States to certain institutional investors or in or within the United States, or to or for the account or benefit of U.S. persons, to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended.

The proceeds of the offering will be used to partially finance the proposed acquisition of GTECH Holdings Corporation and the Securities coupon was set at 8.25% (10 years midswap plus 405 basis points) for the first 10 years. After the tenth anniversary from the issue date, the Securities will accrue interest on a semi-annual basis and the interest rate shall be six-month Euribor plus a margin of 100 bps step up over the initial margin, in any case within the limits provided for by the applicable law.

The Securities received Standard & Poor's Ratings Services and Moody's Investors Service Limited ratings of, respectively, BB and Ba3.

The Capital Securities have been admitted to the official list of the regulated market of the Luxembourg Stock Exchange.

The Securities are subject to a mandatory redemption at 101% of the aggregate principal amount, together with accrued and unpaid interest if the GTECH acquisition is not consummated prior to October 10, 2006 or the merger agreement in respect thereof is earlier terminated.

For further information:
AD HOC Communication Advisors 02/7606741
Mario Pellegatta - Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site: www.adhoccommunication.it
Lottomatica web site: www.gruppolottomatica.it

ALLEGATO (8)

LOTTOMATICA

PRESS RELEASE

SHARE CAPITAL INCREASE OF € 1,460 MILLION

Rome, May 18th, 2006 – Lottomatica S.p.A. announces that on May 17 2006 CONSOB, Commissione Nazionale per le Società e la Borsa, authorized the publication of the prospectus for the offer of new shares to be issued as a result of the partial exercise of delegation of powers granted by the company's extraordinary Shareholders' meeting of April 12 2006. The proceeds of the offering will be used to partially finance the proposed acquisition of GTECH Holdings Corporation.

CONSOB *nulla osta* was released subject to the inclusion of the following elements:

(i) date of the Board of Director' resolution to increase the share capital of the company up to the maximum amount of €1,500 (par value plus premium);
(ii) number of shares to be issued;
(iii) subscription price;
(iv) option ratio;
(v) amount of the offering;
(vi) timetable of offering;
(vii) underwriting agreements.

The prospectus will be available starting from May 19, 2006.

Following to the above mentioned authorization, Lottomatica S.p.A. Board of Directors meeting was held today to resolve on the increase of the share capital pursuant to delegation of powers granted by the Shareholders on April 12, 2006, increased the share capital of a maximum nominal amount of € 57,423,570.00, by way of issue of a maximum number of ordinary shares equal to 57,423,570 with a par value of 1 Euro each *con godimento* as of January 1 2006 with the same features of the shares currently issued, to be offered to shareholders as per article 2441 civil code at a price of € 25.425 for every new share, of which € 24.425 as premium, for an aggregate value of € 1,460 million; new shares will be offered in a number of 5 new ordinary shares for every 8 ordinary shares held on the record date.

Such resolutions are instrumental to the execution of the wider plan to acquire the entire share capital of GTECH Holdings Corporation.

The Board of Directors resolved upon the offering period as follows: the option rights must be exercised on MTA in the period between May 22 2006 and June 8 2006 included, failing which the option rights will be forfeited; the option rights will be traded on MTA, in the period between May 22 2006 and June 1 2006 included, the option rights not exercised by June 8, 2006 will be auctioned by the company

pursuant to article 2441, paragraph 3, civil code as per terms and conditions that will be communicated to the market.

Today Lottomatica and its controlling shareholder De Agostini S.p.A. also entered into:

Ø an underwriting agreement, pursuant to which Credit Suisse Securities (Europe) Limited, Goldman Sachs International, Banca Aletti & C. S.p.A., Capitalia S.p.A. undertook to underwrite all the remaining unsubscribed shares, after the offer and the auction, net of the shares that De Agostini itself undertook to subscribe in full, and to procure subscription by Nuova Tirrena S.p.A. in full (Toro Assicurazioni Group) as a result of the rights pertaining to the shares held, as well as net of the shares to be underwritten by Mediobanca – Banca di Credito Finanziario S.p.A. pursuant to the here after mentioned agreement;

Ø an agreement with Mediobanca – Banca di Credito Finanziario S.p.A., Credit Suisse Securities (Europe) Limited and Goldman Sachs International pursuant to which Mediobanca – Banca di Credito Finanziario S.p.A. irrevocably agreed to subscribe the rights pertaining to 6,198,773 Lottomatica shares in relation to the swap agreement entered with De Agostini S.p.A. on May 2005 and to subscribe and pay for shares corresponding from such exercise of the rights.

*** *** ***

The securities referred to herein will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
This document is not an offer of securities for sale in the United States, and any securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933 as amended; Lottomatica does not intend to register any portion of the offering or conduct a public offering in the United States; any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Lottomatica and that will contain detailed information about Lottomatica and its management, as well as financial statements.
This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

It may be unlawful to distribute this document in certain jurisdictions; such materials are not for distribution in Canada, Japan or Australia, and the information in the materials does not constitute an offer in Canada, Japan or Australia.

Not for distribution in the United States, Canada, Japan or Australia

For further information:

AD HOC Communication Advisors 02/7606741
Mario Pellegatta - Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site:
www.adhoccommunication.it
Lottomatica web site: www.gruppolottomatica.it

ALLEGATO (9)

LOTTOMATICA S.P.A.

REPORT ON CORPORATE GOVERNANCE

INDEX

INTRODUCTION

SECTIONS:

Note: this report is aimed at describing the degree of enforcement within Lottomatica S.p.A. of the Italian Stock Exchange self-regulatory code drawn up in 1999 and amended in 2002 (the "Code").

LOTTOMATICA S.P.A.

REPORT ON *CORPORATE GOVERNANCE*

Introduction

On December 20, 2005 Lottomatica S.p.A. and FinEuroGames S.p.A. were merged into NewGames S.p.A. (formerly Triplet S.p.A.), which simultaneously assumed the same corporate name, headquarters, relationships and, substantially, By-laws as those pertaining to the merged Lottomatica S.p.A. On the same date, the shares of the "new" Lottomatica S.p.A. (hereinafter also referred to as the "**Company**") were listed on the Italian Stock Exchange simultaneously with the delisting of the shares of the merged Lottomatica S.p.A.

1) Governance

The Company is organized on the basis of the "traditional" model, which involves the Shareholders' Meeting, the Board of Directors and the Board of Statutory Auditors.

The Ordinary Shareholders' Meeting is competent for the approval of the financial statements, the appointment and removal of Directors and Statutory Auditors and of the Chairman of the Board of Statutory Auditors, as well as for determining the amount of fees of Directors and Statutory Auditors, while the Extraordinary Shareholders' Meeting resolves, inter alia, amendments to the By-laws. Both the Ordinary and the Extraordinary Shareholders' Meetings are also competent for any other matter reserved to them by law.

The Board of Directors is composed from seven to fifteen members who serve for a maximum of three fiscal years and may be re-appointed. The Board of Directors has all the powers for the ordinary and extraordinary management of the Company in pursuance of the corporate goal.

In addition, the Board of Directors is responsible for the following:

a) resolutions to merge and spin-off the Company pursuant to Sections 2505, 2505-*bis* and 2506-*ter*, last paragraph of the Italian Civil Code;

b) setting up or closing secondary premises;

c) appointment of Directors with powers of attorney;

d) reduction of the share capital in the event of withdrawal of shareholders;

e) amendments to the By-laws aimed at making them fully compliant with laws and regulations;

f) moving of the headquarters to another municipality within Italy.

Even though matters under Section 1.2 of the Code are not expressly reserved by the By-laws to the Board, however, according to the Company's habits as well as to the contents of the proxies granted to single Directors, the Board of Directors shall:

- examine and approve transactions having a significant impact on the Company's profitability, assets and liabilities or financial position, with specific reference to related party transactions;

- examine and approve the Company's strategic, operational and financial plans and the corporate structure of the group it heads;

- grant and revoke powers to the corporate executive bodies, specifying the limits to such delegated powers, the manner of exercising them and the reporting frequency, usually not less than quarterly;

- determine, upon the proposal of the remuneration committee and the favourable opinion of the Board of Statutory Auditors, the remuneration of the executive bodies and of those directors who are appointed to particular positions within the Company;

- supervise the general performance of the Company, with specific reference to conflict of interest situations;

- check the adequacy of the general organisational and administrative structure established by the executive bodies for the Company and the group it heads.

Resolutions of the Board of Directors are taken by means of majority vote.

2) Composition of the Board of Directors

Effective from December 20, 2005 up to the date of approval of the financial statements as of December 31, 2007, the Board of Directors is composed as follows:

- Paolo Ainio;
- Antonio Belloni;
- Rosario Bifulco;

- Marco Boroli;
- Pietro Boroli;
- Pierluigi Celli;
- Paolo Ceretti;
- Marco Drago;
- Roberto Drago;
- Lorenzo Pellicioli;
- Marco Sala;
- Severino Salvemini;
- Antonio Tazartes.

On and effective from May, 23, 2006 Antonio Tazartes has resigned as Director.

Below are the main offices held by certain Directors in other companies:

Paolo Ainio	Director Export System S.p.A.; Director Quadrante S.r.l.; Director GPP S.p.A.
Antonio Belloni	Chairman of the BoD of Toro Assicurazioni S.p.A.; Vice-Chairman and member of the executive committee of De Agostini S.p.A.; Director of De Agostini Editore S.p.A.; Director of ABBA S.r.l.; Director of Coeclerici S.p.A.
Marco Boroli	deputy Vice-Chairman of De Agostini S.p.A.; Chairman of De Agostini Diff. del Libro S.p.A.; Chairman of De Agostini Professionale S.p.A.; Director of De Agostini Editore S.p.A.; Director of Toro Assicurazioni S.p.A.
Pietro Boroli	Director/Deputy Chairman of De Agostini S.p.A.; Chairman of De Agostini Editore S.p.A.; Director of De Agostini Diffusione del Libro S.p.A.; Director of Mikado Films S.p.A.; Director of M-Dis Distribuzione Media S.p.A.; Director of Consuledit S.r.l.; Director of Fondazione Achille e Giulia Boroli; Director/Deputy Chairman S.G.P. Società Gestione periodici S.r.l.; Director of De Agostini Partworks Licensing S.p.A.; Director of Istituto Geografico de Agostini S.p.A.; Chairman De Agostini Periodici S.r.l.;

	Sole Director Vis Value Partecipazioni S.r.l.; Director of Armando Testa S.p.A.; Director/Deputy Chairman Unione Tipografico Editrice Torinese S.p.A.; Director of De Agostini Partworks Holding BV; Director of FED BV; Director of de Agostini UK Limited; Director of Grupo Planeta – De Agostini SL; Director of DeA Planeta SL; Director of Edizioni Atlas (France) SAS; Director of De Agostini Atlas Edition BV.
Pier Luigi Celli	General Manager of LUISS Guido Carli; Honorary Chairman of Istituto Italiano per gli Studi Filosofici; Director of Hera S.p.A.; Director of Messaggerie Libri S.p.A.; Director of FULLSIX S.p.A.; Chairman of Pola S.r.l.
Paolo Ceretti	General Manager of De Agostini S.p.A.; Director of Toro Assicurazioni S.p.A.; Director of DEA Factor S.p.A.; Director of De Agostini Editore S.p.A.; Director of De Agostini Partecipazioni S.p.A.
Marco Drago	Chairman of the Board of Directors and member of the Executive Committee of De Agostini S.p.A.; Director and member of the Executive Committee of De Agostini Editore S.p.A.; Director and member of the Managing Committee of Toro Assicurazioni S.p.A.; Director of De Agostini International B.V.; Director of Editions Atlas S.a.s. (France); Director of Antena 3 TV SA; vice Chairman De Agostini Communications S.A. (Lux); Director San Faustin N.V. Curacao; vice Chairman Grupo Planeta De Agostini S.L. (Spain).
Roberto Drago	Vice-Chairman of De Agostini S.p.A.; Director of De Agostini Editore S.p.A.; Chairman of DeA Factor S.p.A.; Director of De Agostini International B.V.;

	Director of Grupo Planeta-De Agostini S.A.; Director of Sabah De Agostini A.S.; sole Director of SEIM S.r.l.; Director of BPU Banca International S.A.; Director of Finanziaria Canova S.p.A.; Director of The Century Fund Sicav; Director of Toro Assicurazioni S.p.A.; Vice Chairman of Associazione Industriali Novara; Director of De Agostini S.A. Sicar; Director of De Agostini Finance S.A.; Director of Investitori & Partners Immobiliari S.p.A.
Lorenzo Pellicioli	CEO of De Agostini S.p.A.; Director of De Agostini Editore S.p.A.; Director of De Agostini Periodici S.r.l.; Vice Chairman of De Agostini Finance S.A. Director of Toro Assicurazioni S.p.A.; Director of Limoni S.p.A.; Director of Limoni Due Holding S.p.A.; Director of Limoni Holding S.p.A. Director of I.L.T.E. Industria Libraria Tipografica Editrice S.p.A.; Chairman of GPP S.p.A.
Severino Salvemini	Director of Euphon S.p.A.; Director of Aurora Assicurazioni S.p.A.; Director of Fondazione Unicredito – Unidea.

On December 22, 2005 the Board of Directors has verified that the following Board members currently in office were eligible as independent Directors: Paolo Ainio, Pierluigi Celli, Severino Salvemini and Antonio Tazartes; Mr. Paolo Ainio was appointed as Lead Independent Director, in compliance with a specific request of the Italian Stock Exchange during the proceeding for the admission in 2005 of the Company's ordinary shares to the listing on the MTA organized and managed by Borsa Italiana S.p.A., while Antonio Tazartes, as anticipated, resigned effective from May 23, 2006.

As of today it does not appear lack of the independence requirements provided for the independent Directors by the Code.

3) Appointment of Directors

Section 13 of the Company's By-laws states that, at least 10 days before the proposed date of the Shareholders' meeting convened to debate nominations, any

Shareholder who intends to nominate candidates for the position of Director must deposit at the Company's headquarters a *cv* containing a comprehensive report on the personal and professional characteristics of each candidate.

The By-laws do not provide the voting list system; however, the Company reserves to modify them to comply with the provisions of law of 28 Dec 2005, no. 262 (so called "law for the protection of savings") which (i) allows shareholders owning at least one fortieth of the share capital to submit lists of candidates for the Board of Directors, and (ii) requires that a minimum element of such body is taken from the list of minority shareholders with the largest number of votes.

4) Proxies

During the same meeting of December 22, 2005, Mr. Rosario Bifulco and Mr. Marco Sala were appointed as Chairman and Managing Director and as General Officer of the Company. Subsequently, on April 12, 2006 Rosario Bifulco resigned as Chairman, retaining his position as Managing Director and the following powers granted to him in the aforementioned meeting of December 22, 2005:

"*The Managing Director is not only the legal representative of the Company, but is also granted powers - within the general guidelines laid down by the Board of Directors - to manage at the highest possible level external relationships, communications and image of the Company, as well as institutional relations, including relations with the Treasury, the* Amministrazione Autonoma dei Monopoli di Stato, *public bodies and Authorities, as well as with any national and international agency, board, consortium and association, both public and private, whether owned by the Company on a temporary or permanent basis.*
Within the general guidelines laid down by the Board of Directors, the Managing Director shall define operational policies, supervise the corporate business, control and, in general, give instructions regarding all matters connected either directly or indirectly with the management of the Company.
The Managing Director is granted the following specific powers:

1) *allocating responsibility between the Company's operational units and organizing them according to the general structure laid down by the Board of Directors;*
2) *instructing on the preparation of the Company's financial statements;*
3) *submitting proposals to the Board of Directors and to the Executive Committee.*

Within the Company's budget approved each time by the Board of Directors, the Managing Director shall further:

a) *implement the resolutions of the Shareholders' Meeting and of the Board of Directors;*
b) *prepare for the Board of Directors proposals regarding the acquisition or disposal of equity investments, the entering into consortia and*

partnerships, as well as the purchase, sale and exchange of real estate assets;

c) *in consultation with the Remuneration Committee:*
   - *prepare staff recruitment, management and salary policies, in compliance with long term plans and annual budgets;*
   - *engage, appoint, allocate and dismiss non executive staff;*
   - *determine salary conditions for all staff pursuant to current collective labour agreements or in line with the staff recruitment, management and salary policies;*

d) *appoint and remove representatives, agents or commission agents, establishing and modifying their rights and duties;*

e) *engage professionals and advisors for specific tasks connected with the corporate business up to Euro 1,000,000.00 per engagement, subject to a reporting duty at the first meeting of the Board of Directors;*

f) *negotiate and enter into contracts and agreements with public bodies up to Euro 10,000,000.00 each, and agreeing on all the relevant terms and conditions;*

g) *prepare contract proposals with public bodies worth more than Euro 20,000,000 for subsequent approval by the Board of Directors.*

The Managing Director will be further entitled to:

1) *sell and buy products, goods and equipment in general related to the Company's purpose for up to Euro 10,000,000.00 for the entire supply and/or contract, and for higher amounts if authorized by the Board of Directors;*
2) *directly negotiate and enter into the Company's ordinary management contracts, other than those referred to in point 1 above, for a maximum annual amount of Euro 1,000,000.00 per contract;*
3) *organize and award prize events or competitions, tenders for the supply of goods, services and works up to a maximum of Euro 10,000,000.00, inclusive of (i) entering into, amending and terminating the relevant contracts, (ii) defining the most suitable clauses, such as the arbitration clause;*
4) *decide, execute and perform intra-group transactions or transactions with other related parties (i) at standard conditions, for transactions up to 5 million Euro each, or (ii) at unusual or atypical conditions, up to 2 million Euro each, in any case in compliance with the relevant laws and the internal regulations governing intra-group transactions and transactions with other related parties;*
5) *collect any amount due to the Company from any body, enterprise or person and issue the relevant receipt;*
6) *draw up the draft financial statements and the budget, as well as the operational plans and submit for the approval of the Board of Directors;*
7) *execute all documents related to the Italian vehicle licensing office* (Pubblico Registro Automobilistico)*;*

8) *take part in tender, bid, competition proceedings of any kind, both in Italy and abroad, organized by public and/or private entities for the supply of goods or services and/or aimed at obtaining concessions and/or licences of any kind, including the entering into consortia and/or temporary partnerships, the execution of the relevant contracts and regulations, the signing and presentation of bids and price adjustments to the competent commission, taking part in ballots, if any, signing declarations and, in the event of an award, entering into the relevant contracts, executing them and signing all related documents;*
9) *perform all acts and formalities required in order to obtain licences, concessions and authorisations in general from public entities, bodies and offices;*
10) *settle any dispute with third parties up to Euro 5,000,000.00, appoint arbitrators, including* amiable compositeurs, *and sign the relevant documentation;*
11) *draw amounts up to Euro 10,000,000.00 from each of the Company's bank accounts;*
12) *collect letters, packets and parcels received by ordinary, registered and insured mail at post and telegraph offices, shipping companies and airlines and all other transport companies, cash postal and telegraphic orders, payment orders and cheques of any type and value; request and receive sums, securities, valuables, goods and documents, sign receipts, discharges and disclaimers vis-à-vis any administration and any public or private bank; perform any other act and operate at the above-mentioned offices and administrations;*
13) *demand and endorse cheques, drafts and bills exclusively for encashment, discount and deposit in the Company's accounts and declare them;*
14) *receive, open and pay back deposits, including guarantee deposits, allowing all types of such deposits to be entailed or released up to Euro 10,000,000.00 each;*
15) *perform all financial and banking credit and debit transactions necessary for the ordinary management of the Company within the powers granted;*
16) *accept collaterals and/or guarantees, including accepting, setting up, registering and renewing mortgages and liens to the charge of debtors and third parties and to the benefit of the Company, assent to cancellations and registrations of mortgages to the charge of debtors and third parties and to the benefit of the Company in order to discharge or reduce obligations;*
17) *waive, upon prior authorisation of the Board of Directors, mortgages and mortgage subrogation, including legal mortgages or constructive subrogation, to the charge of debtors or third parties and to the benefit of the Company, and therefore relating to credit items, holding the competent Land Registrars free from all and any liability;*
18) *represent the Company in all relations with all labour organisations, both employer and employee, and execute agreements with such organizations*

in the name and on behalf of the Company, make attempts at settlement, settle and sign the minutes of settlement agreements;

19)*represent the Company vis-à-vis health insurance and social security organizations;*

20)*sign periodic returns for care insurance and social security institutions and bodies connected with the payments due for employees' contributions;*

21)*issue staff pay-roll extracts and certificates for public and private bodies, making sure that obligations on the Company as withholding agent are duly fulfilled, sign for such purposes returns, declarations and any other document and certificate whatsoever, referred to in Articles 1 and 7 of Presidential Decree No. 600 of September 29, 1973, and subsequent amendments; issue declarations to the banks which grant loans to Company's personnel, whereby the Company is bound to deduct repayment instalments and/or residual debt from the salaries of such personnel;*

22)*grant advances on the Staff Severance Fund and loans to employees up to a sum not exceeding the amount that has been set aside by way of Staff Severance Fund in relation to the concerned beneficiary;*

23)*make attempts to settle in the Company's interest at both union and personal level at conciliation commissions set up in local employment offices, with the power to reach agreements, settle disputes and sign the relevant minutes, pursuant to Sections 410, 411 and 412 of Law No. 533 of August 11, 1973, and subsequent amendments and/or additions;*

24)*perform, vis-à-vis public entities, institutions, bodies and private offices, all the acts and transactions necessary to comply with the current laws, regulations and provisions governing environment protection and health and safety at work;*

25)*formalize all acts necessary for or anyway connected with inspections and researches on the part of any public Authority as regards health and safety in the workplace, pursuant to Legislative Decree No. 626/1994 and subsequent amendments and/or additions;*

26)*represent the Company vis-à-vis patent and trademark offices, file and submit applications to register trademarks, industrial inventions, models and designs at the Italian patent office, the corresponding offices in all foreign countries and in the European Union and in any international bodies, institutions and organizations competent for industrial property;*

27)*represent the Company in legal proceedings before any Court, including* Corte di Cassazione, Corte dei Conti, Consiglio di Stato *in all phases and degrees of jurisdiction, being fully empowered to appoint lawyers and grant proxies;*

28)*appear before any civil, administrative and criminal judicial or tax authority in connection with actions and/or litigation and disputes, involving both individual and collective labour matters, or in connection with matters involving compulsory social security and care insurance, complying with all*

the requirements referred to in Laws No. 300 of May 20, 1970, and No. 533 of August 11, 1973, and subsequent amendments and additions;

29) sue and appear as a civil party, file petitions and complaints;

30) make declarations in the capacity of garnishee;

31)execute, sign and submit all documents, certificates and returns to be addressed to the competent public bodies, such as tax and VAT returns.

Within the powers granted to him by the Board of Directors, the Managing Director may delegate certain acts or groups of acts, and take all other actions that may be necessary for the proper conduct of the Company's business, and grant powers and proxies to the Company's executives or managers.

The amount limits set forth in points e), f), 1), 2), 3), 10), 11) and 14) may be doubled where the relevant powers are exercised by the Managing Director jointly with the General Manager - if appointed - provided that the latter is also a Director.

The Managing Director is also granted extraordinary powers, subject to a timely report at the first subsequent Board of Directors' Meeting, to be exercised as a sole signatory for commitments not exceeding Euro 2,000,000.00, or jointly with the General Manager - if appointed and is a Director - for commitments ranging from Euro 2,000,000.00 up to Euro 5,000,000.00".

In the course of the Board of Directors meeting of April 12, 2006, Mr. Lorenzo Pellicioli was appointed Chairman of the Board in place of the resigning Mr. Rosario Bifulco. Mr. Pellicioli was granted powers identical to those of the Managing Director, Mr. Bifulco, to be used severally and alternatively to him, when regarding the institutional relationships of the Company at the highest level, and in his substitution, with respect to all other powers.

During the same meeting of December 22, 2005, Mr Marco Sala was granted the following powers in his role as General Manager:

1) *sell and buy products, goods and equipment in general related to the Company's business for up to Euro 2,500,000.00 for the entire supply and/or contract, and for higher amounts if previously authorized by the Board of Directors;*
2) *directly negotiate and enter into the Company's ordinary management contracts, other than those referred to in point 1 above, for a maximum annual amount of Euro 500,000.00 per contract;*
3) *engage professionals and advisors for specific tasks up to Euro 500,000.00 per engagement, to be periodically referred to the Managing Director;*
4) *prepare the Company's budget and operating plans;*
5) *organize and award prize events or competitions, tenders for the supply of goods, services and works up to a maximum of Euro 2,500,000.00, inclusive of (i) entering into, amending and terminating the relevant contracts, (ii) defining the most suitable clauses, such as the arbitration clause;*

6) *take part in tender, bid, competition proceedings of any kind, both in Italy and abroad, organized by public and/or private entities for the supply of goods or services and/or aimed at obtaining concessions and/or licences of any kind, including entering into consortia and/or temporary partnerships, executing the relevant contracts and regulations, signing and presenting bids and price adjustments to the competent commission, taking part in ballots, if any, signing declarations and, in the event of an award, entering into the relevant contracts, executing them and signing all related documents;*
7) *perform all the acts and formalities required in order to obtain licences, concessions and authorizations in general from public entities, bodies and offices;*
8) *perform all financial and banking transactions (i) anyway reflected in or arising from the reporting to* Amministrazione Autonoma dei Monopoli di Stato *or (ii) necessary for the payment of winnings;*
9) *perform all financial and banking credit and debit transactions necessary for the ordinary management of the Company up to Euro 2,500,000.00;*
10) *collect any amount due to the Company from any body, enterprise or person and issue the relevant receipt;*
11) *execute all documents related to the Italian vehicle licensing office* (Pubblico Registro Automobilistico)*;*
12) *collect letters, packets and parcels received by ordinary, registered and insured mail at post and telegraph offices, shipping companies and airlines and any other transport company, cash postal and telegraphic orders, payment orders and cheques of any type and value; request and receive sums, securities, valuables, goods and documents, sign receipts, discharges and disclaimers vis-à-vis any entity and any public or private bank; perform any other act and operate at the above-mentioned offices and entities;*
13) *appear before any civil, administrative and criminal judicial or tax authority in connection with actions and/or litigation and disputes, involving both individual and collective labour matters, or in connection with matters involving compulsory social security and care insurance, complying with all the requirements referred to in Laws No. 300 of May 20, 1970, and No. 533 of August 11, 1973, and subsequent amendments and additions;*
14) *sue and appear as a civil party, file petitions and complaints;*
15) *make declarations in the capacity of garnishee;*
16) *negotiate and enter into contracts and agreements with public bodies worth no more than Euro 2,500,000.00 each, and arrange all the relevant terms and conditions;*
17) *decide, execute and perform intra-group transactions or transactions with other related parties (i) at standard conditions, for transactions up to 2,500,000.00 Euro each, or (ii) at unusual or atypical conditions, up to 1,000,000.00 Euro each, in both cases in compliance with the relevant*

laws and the internal regulations governing intra-group transactions and transactions with other related parties;

18) *perform all the acts and formalities required to obtain licences, concessions and authorisations in general from public entities, bodies and offices;*

19) *hold any relationship with public and private supervisory and regulatory Authorities such as the Stock Exchange,* Consob, *Bank of Italy,* Ufficio italiano cambi (UIC), *the Chamber of Commerce,* Isvap *etc;*

20) *sign all documents and deeds required by law, including mandatory representations and announcements, information memoranda and any communication to the competent Authorities;*

21) *settle any dispute with third parties up to Euro 1,000,000.00, appoint arbitrators, including* amiable compositeurs, *and sign the relevant documentation;*

22) *draw amounts up to Euro 2,500,000.00 from the Company's bank accounts;*

23) *demand and endorse cheques, drafts and bills exclusively for encashment, discount and deposit in the Company's accounts and declare them;*

24) *receive, open and pay back deposits, including guarantee deposits, allowing all types of such deposits to be entailed or released up to Euro 2,500,000.00 each;*

25) *accept collaterals and/or guarantees, including accepting, setting-up, registering and renewing mortgages and liens to the charge of debtors and third parties and to the benefit of the Company, assent to cancellations and registrations of mortgages to the charge of debtors and third parties and to the benefit of the Company in order to discharge or reduce obligations;*

26) *perform, vis-à-vis public entities, institutions, bodies and private offices, all acts and transactions necessary to comply with the current laws, regulations and provisions governing environmental protection and health and safety at work;*

27) *formalize all acts necessary or anyway connected with inspections and verifications on the part of any public Authority competent as regards health and safety in the workplace, pursuant to Legislative Decree No. 626/1994 and subsequent amendments and/or additions;*

28) *represent the Company vis-à-vis patent and trademark offices, file and submit applications to register trademarks, industrial inventions, models and designs at the Italian patent office, the corresponding offices in all foreign countries and in the European Union, and international bodies, institutions and organizations competent for industrial property;*

29) *represent the Company in legal proceedings before any Court, including* Corte di Cassazione, Corte dei Conti, Consiglio di Stato *in all phases and degrees of jurisdiction, engage lawyers and grant proxies;*

30) *execute, sign and submit all documents, certificates and returns for the competent public bodies, such as tax and VAT returns;*

31) *grant powers of attorney for specific acts or groups of acts;*

32) keep and sign the relevant correspondance.

During the same Board meeting of December 22, 2005 and the following Board meeting of May 18, 2006, limited powers of attorney were also granted to the following managers of the Company:

Massimo Armellini, Manager of Bets Business Unit;
Renato Ascoli, Manager of Games and Lotteries Division;
Gianluca Ballocci, Manager of Sports Games Business Unit;
Mario Bondone, Manager of Resources and Shared Services Department;
Fabio Celadon, Manager of Finance and Investment Department;
Emanuela Chiti, Manager of Audit, Quality and Security Department;
Giorgio Degli Abbati, Manager for Supplies Business Unit;
Gabriella Fabotti, Manager of Planning, Administration and Control Department;
Andrea Faelli, Manager of Sales Department;
Fabrizio Feliziani, Manager of International Relations & Development Department;
Giuliano Frosini, Manager of Public Relations and Corporate Image;
Antonio Izzo, Manager of Administration Business Unit;
Claudia Ricchetti, Manager of Legal, Regulation and Corporate Department;
Maurizio Santacroce, Manager of Lotteries Business Unit.

5) Executive committee

Always during the same Board of Directors' meeting held on December 22, 2005 an Executive Committee was appointed and will remain in office up to the date of approval of the financial statements as of December 31, 2007 composed of the following directors: Rosario Bifulco (chairman), Antonio Belloni, Paolo Ceretti, Marco Drago, Lorenzo Pellicioli, Marco Sala, Antonio Tazartes.
As above said, Antonio Tazartes has resigned as Director and, as a consequence thereof, as member of the Executive Committee on May 23, 2006.

The Executive Committee is competent for:

a) budget and long-term plan proposals to be submitted for the approval of the Board of Directors;

b) controlling the implementation of the budget, long-term plans and strategic projects;

c) the macro-organization of the Company and its subsidiaries;

d) appointing the Company's top management, approving the related remuneration packages as well as the remuneration policies of the Company and its subsidiaries, in consultation with the Remuneration Committee;

e) engaging the primary advisors to the Company and its subsidiaries entailing commitments in excess of Euro 350,000.00.

During 2005 there were 5 committee sessions with a 94.2% attendance by board members and 26.6% attendance by statutory auditors.

6) Remuneration of Directors and top management

The Board of Directors during the meeting held on December 22, 2005 appointed the members of the Remuneration Committee, i.e. an internal body mainly composed of non executive Directors responsible for submitting proposals to the Board of Directors for the remuneration of the Managing Director and of Board members holding special offices as well as, at the Managing Director's proposal, remuneration criteria for the Company's top management. The Committee will remain in place for up to the date of approval of the financial statements as of December 31, 2007 and is composed as follows:

Pierluigi Celli supervisor;
Paolo Ainio;
Lorenzo Pellicioli.

During 2005 there was only one committee meeting with 100% attendance. No proposals were made in 2005 to the Board of Directors concerning the members of the committee (Section 8.1 of the Code).

7) Internal audit

The internal audit system includes the Internal Audit Committee, the Internal Audit, the Statutory Auditors and the supervisory body provided for by Legislative Decree no. 231 of June 8, 2001.

The Board of Directors during the meeting held on December 22, 2005 appointed the following members of the Internal Audit Committee:

Severino Salvemini supervisor;
Paolo Ainio;
Paolo Ceretti.

The Committee is an internal body of the Board, mainly composed of independent Directors and responsible for referring and submitting proposals to and advising the Board of Directors on (inter alia):

- assessments of the adequacy of the internal audit system, also based on the working plan prepared by the head of the Company's Internal Audit and on the relevant results;

- compliance with the corporate governance rules adopted by the Company, whose review is periodically evaluated;

- additional advisory and/or proposal-making tasks requested by the Board of Directors, especially with regard to relations with the independent auditors.

In 2005 there were 3 committee meetings with an attendance of 88.9%.

The Head of the Internal Audit, appointed by the Board of Directors during the meeting of 22 December 2005, verifies the adequacy and efficiency of the internal audit system and – where anomalies are found – suggests solutions. The Head of the Internal Audit makes a quarterly report on his activities to the Chairman, to the Board of Directors, to the Internal Audit Committee as well as to the Statutory Auditors according to the provisions of law and of the Code.

The Head of the Internal Audit does not depend on any staff functions and only reports to the Chairman of the Board of Directors.

8) Committee for the appointment of Directors

No Committee for the appointment of Directors has been provided, given that:

- the appointment of Directors is already regulated by the By-laws;

- pursuant to provisions governing the Company's concessions, the appointment of the Chairman, the Managing Director and the General Manager shall be previously accepted by the *Amministrazione Autonoma dei Monopoli di Stato*;

- the majority shareholder normally applies criteria to select candidates to the office of Director, with specific reference to the independent Directors.

9) Composition of the Board of Statutory Auditors

Effective from December 20, 2005 up to the date of approval of the financial statements as of December 31, 2007, the Board of Statutory Auditors is composed as follows:

- Francesco Martinelli, Chairman;
- Angelo Gaviani;
- Paolo Andrea Colombo;
- Marco Sguazzini Viscontini, alternate member;
- Giulio Gasloli, alternate member.

Below are the most relevant offices held by the effective members in other companies:

Francesco Martinelli	Statutory Auditor of BNL Gestioni SGR S.p.A.; Statutory Auditor of BNL Direct Service S.p.A. Statutory of Meliortrust S.p.A.; Statutory of Banksiel S.p.A.; Statutory of Finsiel S.p.A..
Angelo Gaviani	Statutory Auditor of Augusta Assicurazioni S.p.A.; Statutory Auditor of Augusta Vita S.p.A.; Chairman of the Board of Statutory Auditors of De Agostini Diffusione del Libro S.p.A.; Statutory Auditor of De Agostini S.p.A.; Statutory Auditor of De Agostini Editore S.p.A.; Chairman of the Board of Statutory Auditors of Dea Factor S.p.A.; Statutory Auditor of Istituto Geografico De Agostini S.p.A. Statutory Auditor of Lloyd Italico Vita S.p.A.; Statutory Auditor of Nuova Tirrena S.p.A.; Statutory Auditor of Toro Assicurazioni S.p.A.; Statutory Auditor of Utet S.p.A.; Statutory Auditor of Banca Popolare di Novara.
Paolo Andrea Colombo	Statutory Auditor of Banca Intesa S.p.A.; Statutory Auditor of Credit Suisse Italy S.p.A.; Statutory Auditor of A. Moratti S.a.p.A.; Statutory Auditor of ENI S.p.A.; Statutory Auditor of Saipem S.p.A.; Statutory Auditor of Pirelli Labs S.p.A.; Statutory Auditor of Sirti S.p.A.

As provided for by Section 20 of the By-laws, Statutory Auditors are appointed on the basis of voting lists. Each list, accompanied by the *cv* of the proposed candidates and underwritten by the submitting shareholders, must be deposited at the headquarters of the Company and published in a national daily newspaper at least 10 days before the date the meeting has been convened on first call. Each candidate shall deposit - within the same deadline and at the same place as above - a deed of acceptance of his nomination whereby it is also (i) excluded any cause of ineligibility and (ii) confirmed possession of all the requirements provided for by the applicable laws and regulations.

Shareholders submitting lists shall certify their capacity as shareholders at least 2 days prior to the meeting.

During 2005 there were 4 meetings of the Statutory Auditors with an attendance of 83.4%.

10) **Share Capital and Financial Instruments**

As at 19 May 2006 the share capital is worth 91,877,714.00 Euro divided into no. 91,877,714 ordinary shares with a par value of 1.00 Euro each, all equipped with equal rights. No shares of any other category nor financial instruments stock-alike have been issued by the Company.

On May 18, 2006 the Company's Board of Directors, in partial execution of the proxy granted by the Extraordinary Shareholders' Meeting of April 12, 2006, resolved to increase the share capital for up to a maximum of Euro 57,423,570.00 by issuing up to a maximum of no. 57,423,570 ordinary shares with par value of Euro 1,00 each, to be offered to the shareholders at Euro 25.425 per share, of which Euro 24.425 for share premium, to be subscribed even partially by December 31, 2006.

De Agostini S.p.A. directly holds the absolute majority of the Company's stock capital (53.365%). The Company is therefore included within De Agostini S.p.A.'s consolidated financial statements and is subject to its direction and co-ordination, pursuant to Section 2497 and followings of the Italian Civil Code.

De Agostini S.p.A. holds a further capital interest of 2.892% in the Company through its subsidiary Nuova Tirrena Assicurazioni S.p.A., while the other shareholders of the Company holding more than 2% as at 17 May 2006 are:

- FMR Corporation with a holding of 2.955%;
- Fidelity International Ltd with 3.356%;
- Mediobanca SpA with 2.062%;
- BPU Pramerica SGR Spa with 2.124%.

The Company has in addition issued:

a) non convertible bonds due 2008 with a total value of 360,000,000.00 Euro at an interest rate of 4.80% listed on the Luxembourg Stock Exchange;

b) non convertible subordinated non guaranteed bonds due 2066 with a total value of 750,000,000 Euro placed among Italian professional and foreign institutional investors, listed on the Luxembourg Stock Exchange.

11) Transactions with related parties.

The Board of Directors during the meeting held on December 22, 2005 approved internal regulations governing intra-group transactions and transactions with other related parties - substantially corresponding to those of the merged Lottomatica S.p.A. (see the Introduction above) - which generally provide for:

- the definition of intra-group transactions, transactions with other related parties, unusual and atypical transactions and transactions at standard conditions;

- the reservation of the above transactions to the Board of Directors, with limited faculty to delegate them to single Board members who shall report to the Board on the first subsequent meeting;

- the adoption of the relevant resolutions after proper examination and on the basis of sufficient information on the way the transaction is to be implemented, the conditions, including the financial terms, the assessment procedure, the reasons for the transaction, the underlying interests and any significant risks for the Company;

- the collection and despatch to the Legal, Corporate and Regulatory Affairs Department of the aggregate data regarding intra-group transactions and transactions with other related parties on a quarterly basis;

- quarterly reports by the Board of Directors to the Board of Statutory Auditors regarding intra-group transactions and transactions with other related parties.

12) Handling of information

A) Relations with Shareholders and institutional investors

During the meeting of December 22, 2005 the Board of Directors appointed an Investor Relator who ensures that corporate communications are made in a correct, continuous and complete manner, and in compliance with the procedures described below for the processing of privileged information.

B) Privileged information

To the extent of better protecting information regarding the Company and its subsidiaries, with special reference to the so-called "privileged" information (i.e. specific information which might significantly affect the price of Company's shares, if made public), and pursuant to new law provisions, on March 9, 2006 the Board of Directors approved an internal ruling replacing the previous one effective from April 1, 2006.

According to such ruling, privileged information are spread through press releases jointly approved in advance by, when possible:

- the Chairman and the competent Managing Director;

- or, in the event the Chairman and the competent Managing Director are the same person, the Chairman and a General Manager, if a member of the Board;

- or, in the absence of a General Manager who is a member of the Board, but different from the Chairman, the competent Managing Director and the Vice Chairman, if appointed.

Should none of the above be possible, press releases shall be approved by the competent Managing Director.

As a general rule, once approved draft press releases should be agreed upon during the relevant meeting of the Board of Directors or of the Executive Committee and issued under the responsibility and the supervision of the Company's Investor Relator, who may avail of third parties.

Directors, Statutory Auditors, advisors and employees of the Company and its subsidiaries shall keep confidential any privileged information gained in the course of their activities.

Pursuant to the same ruling, on April 1, 2006 a register of individuals and entities with access to privileged information has been set up by the Company. Such register shall (i) be kept and updated by the Legal Regulatory and Corporate Department, (ii) contain the full name of individuals (and of at least one reference individual of entities) having access to Company's privileged information, whether on a continuous or occasional basis, for working reasons, as well as the date and reasons of the enrollment of said data and of any relevant update.

C) Internal dealing

During the Board meeting of March 9, 2006 a new code of internal dealing was adopted, effective from April 1, 2006 pursuant to new law provisions and regulations.

Such code provides for:

- the definition of "relevant persons" (and of persons strictly related to them) belonging to or otherwise connected with the Company and its subsidiaries, parent and sister companies, to whom the internal dealing duties are applicable;

- the relevance of transactions carried out by any such person on Company's shares or share-alike financial instruments in excess of Euro 5,000.00 per year;

- terms and conditions for the execution of communication and public disclosure duties;

- the power of the Board of Directors to prohibit or limit the execution of the above said relevant transactions during certain periods of the year;

- Company's Legal Regulatory and Corporate Department as the competent body to implement the code of internal dealing;

- penalties against "relevant persons" who fail to comply with the provisions of the code of internal dealing.

D) Compliance program pursuant to Legislative Decree no. 231/2001

Pursuant to Legislative Decree no. 231 of June 8, 2001, on December 22, 2005 the Company's Board of Directors approved a compliance program aimed at preventing the involvement of the Company in a number of crimes companies may be liable for. Such program has been prepared on the basis of the guidelines drawn-up by Confindustria (the Italian Employers' Federation) and reproduces the

one approved by the Board of Directors of the merged Lottomatica on November, 11, 2004.

During the meeting of December 22, 2005 the Board of Directors re-appointed the following as members of the Company's supervisory board responsible for the compliance program:

- Severino Salvemini Chairman;
- Angelo Gaviani;
- Emanuela Chiti.

During 2005 there were 3 meetings of the body with a 77.7% attendance.

14) Shareholders' meetings

Shareholders' meetings are governed by an internal ruling approved by the Shareholders on September 21, 2005.

Due to the lack of significant fluctuations of Company's capitalization, shareholdings and number of shareholders in 2005, no amendments were proposed in 2005 to the Company's By-laws as regards the minimum stock participation required to exercise minorities' actions and rights, with specific reference to the right to present lists of candidates for the appointment of Statutory Auditors (see Section 13.5 of the Code).

ALLEGATO (10)

Following the increase of the share capital, resolved on May, 18, 2006 by the Board of Directors, title deed *rep. no.* 84369 *racc. no.* 20254 of Notary Public Ignazio De Franchis upon delegation given by the extraordinary shareholders' meeting held on April, 12, 2006 title deed *rep no.* 83927, *racc. no.* 20116, pursuant to art. 2443 of the civil code partially executed for a total amount of newly issued 57,422,880 ordinary shares with a par value of Euro 1.00 each, and following the subscription of further no. 337,333 ordinary shares with a par value of Euro 1.00 each at the date of June, 30, 2006 , the by-laws are hereby enrolled with the Register of the Enterprises as at July,5,2006 showing a paid up share capital of Euro 149,637,927.00.

THE LAW

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.

2.2 The Board of Directors can determine the establishment of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.

In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.

The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.

4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.

4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.

4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

5. Share Capital

5.1 As at 16 May 2006, the share capital was agreed to be a total of Euro 93,668,620.00, the underwritten and paid up portion of which amounted to Euro 91,877,714.00 divided into 91,877,714 ordinary shares each with a nominal value of Euro 1.00 all with equal rights.

5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.

5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:

i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00

each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:

a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account.

b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.

5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.

The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.

The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.

On May, 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial execution of the delegation granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April, 12, 2006 resolved to increase the share capital for a total nominal amount of up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.

6. Shares

The share are nominative and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.

8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.

9.2 Shareholders can intervene in the Shareholders Meeting if at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.
9.3 Such deposition, conforming to the above, is valid for successive meetings.
9.4 Every shareholder has the right to intervene in the Meeting, and can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.
10. The Chairmanship and Management of Responsibilities
10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.
The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.
11. Competencies and Majority
11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors, agree the fees of the directors and auditors, and debate on any other matter under their legal jurisdiction.
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.
12. Information to the Shareholders
12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.
13. Board of Directors: appointment
13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The

Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.

13.2 Every shareholder who intends to propose candidates for the role of director, must deposit at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.

13.3 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.

13.4 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.

13.5 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.

14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.

14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.

The Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen (where appointed) and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.

15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.

15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.

16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.

16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.

16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.

The administrative body also holds the following powers:

a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;

b) to establish or close ancillary offices;

c) to select representative executives;

d) to reduce share capital in the event of the withdrawal of shareholders;

e) to supervise the by-laws and their regulatory provisions;

f) to transfer the head office to another location within the Italian Republic;

17.2 The Board of Directors will decide by a majority vote of its members.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.

18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.

18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.

19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.

19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment

of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on a Managing Director, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.

19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

20. Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.

20.2 The auditors are appointed on the basis of lists presented to the Shareholders in which candidates are indexed by progressive numbering.

For this purpose, the Shareholders Meeting must be called with prior notification, as per art. 2366 of the Civil Code, no less than thirty days before the date set. The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting. Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors indicated in the first paragraph of the current clause.

Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists.

In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions.

Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his own responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.

In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.

Those lists which do not comply with all the requirements above are considered ineligible.

All those having the right to vote can vote for only one list.

The selection of the Auditors will proceed as follows:

a) 2 (two) auditors will be elected from the list which achieves the majority of the Shareholders' votes

b) the remaining auditor will be elected from the list which has the second highest number of votes and the person who obtained the most votes from this list will be elected.

In the event of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.

However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law will be applied.

The deputy auditors will be taken from the list which obtained the majority votes.

The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman.

20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.
The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:
a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or
b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or
c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role.
20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.
20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.
Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report
21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if

appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Statement of Year End Accounts

22.1 The financial accounts will close annually on 31 December.

22.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

23. Profits

23.1 Relative to the net profits of each financial year as per the approved financial statement:

a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;

b) the remainder is subject to the decision of the Shareholders Meeting.

23.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

24. Winding up and Liquidation

24.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.

24.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

25. Withdrawal

25.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

26. Residency of the Shareholders – Conventional Forum

26.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.

All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

27. Referral

27.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis (herein the seal)

ALLEGATO (11)

Friday - 05/19/2006

LOTTOMATICA: EU COMMISSION APPROVAL ON GTECH ACQUISITION

Rome - Lottomatica announced to have received today the European Commission approval on Gtech Holdings Corp. acquisition.

The European Commission commented that the acquisition will not affect negatively the competion in European gaming and services market where both Gtech and Lottomatica operate.

ALLEGATO (12)

Tuesday 23/05/06

Lottomatica Press Release

Rome – The offer of Lottomatica shares to the shareholders was opened today with the aim of increasing the share capital by a maximum nominal amount of Euro 57,423,570.00 as resolved by the Board of Directors on 18 May 2006.

As of today's date Antonio Tazartes has resigned as a director of Lottomatica due to unexpected professional commitments. The Board thanks the director for his activities performed on behalf of the Company. The Lottomatica Board is currently, therefore, composed of 12 members.

Lottomatica furthermore confirms, while the Consob is in the process of authorising the publication of the Information Prospectus, the following events and circumstances:

1. the current paid up share capital is Euro 91,877,714.00 divided into 91,877,714 ordinary shares each with a nominal value of Euro 1, as resulting from the last filing with the Register of Enterprises of Rome following the exercise of a number of stock options;
2. BNP has declared the reduction of its participation in Lottomatica S.p.A below the threshold of 2% of Lottomatica share capital;
3. the term of the contract between GTECH Holdings Corporation and Caixa Economica Federal has been extended for a period of 90 days, and is therefore expected to lapse in August 2006;
4. subordinated bonds Euro 750,000,000.00 worth with expiry in 2066 issued by Lottomatica S.p.A. on offer to Italian professional investors and foreign institutional investors, and connected to the prospective acquisition of GTECH Holdings Corporation, were admitted to quotation on the Luxembourg Stock Exchange;
5. the inter-creditor deed was underwritten on 17 May 2006 between the parties to the senior financing contract aimed at financing part of the acquisition of GTECH Holdings Corporation as stipulated on 5 May 2006 between Lottomatica, Gold Acquisition Corp., Gold Holding Co., Credit Suisse International, Credit Suisse London Branch, Goldman Sachs International, Goldman Sachs Credit Partners L.P., Bank of America N.A. and other banking and financial institutions (designated Senior Lenders) and additionally J.P. Morgan Corporate Trustee Limited as the Bond Issue Trustee. The aim of such intercreditor deed, inter alia, is providing regulation at the highest level of the credit rights;
6. on 19th May 2006 Lottomatica obtained from the Commission of the European Community the go-ahead on the acquisition of GTECH Holdings Corp. The Commission has declared that the transaction would have no negative effect on the running of games in the European market and in the fields in which Lottomatica and GTECH operate.

*** *** ***

ALLEGATO (13)

Friday - 05/26/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT

(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BIFULCO**		NAME	**ROSARIO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**VIALE DEL CAMPO BOARIO N. 56/D ROMA**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N **S**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C. ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N **N**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**S**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BIFULCO**		NAME	**ROSARIO**		SEX	**M**
TAX CODE		BIRTH DATE (dd/mm/yyyy)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
22/05/2006	A	IT0004068091	LOTTOMATICA AXA		20.000	2,342235	46.844,70	ESE - DI	
23/05/2006	A	IT0004068091	LOTTOMATICA AXA		20.000	2,01	40.122,84	ESE - DI	
25/05/2006	V	IT0004068091	LOTTOMATICA AXA		20.000	2,442228	48.844,57	ESE - DI	
TOTAL SECTION A (in €)							135.812,11		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												135.812,11			

Note:

ALLEGATO (14)

Thursday - 06/01/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	BELLONI		NOME	ANTONIO		SESSO	M
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N S
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C. ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N N
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N N

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	LOTTOMATICA S.P.A.	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	S
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	BELLONI		NOME	ANTONIO		SESSO	M
TAX CODE		DATA DI NASCITA		COMUNE DI NASCITA	(PV)	STATO	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
01/06/2006	S	IT0003990402	LOTTOMATICA	AZO	150.415	25,425000	3.824.301,38	ESE - DI	*
TOTALE CONTROVALORE SEZIONE A (in €)							**3.824.301,38**		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												**3.824.301,38**			

Note:

As of June 1, 2006 an irrevocable underwriting order has been given by the concerned individual to its bank and shall be executed on June 8, 2006

RECEIVED
2006 JUL 13 P 3:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (15)

Monday - 06/05/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N S
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N N
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N N

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	LOTTOMATICA S.P.A.	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**S**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
31.05.06	A	IT0003990402	LOTTOMATICA	AZO	1.672	33,341	55.746,15	MERC-IT	*
TOTAL SECTION A (in €)							55.746,15		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
22.05.06		DIR			LOTTOMATICA		LOTTOMATICA				4208	25,43	106988,4	01.06.06	*
TOTAL SECTION B (in €)													106988,4		
TOTAL SECTION A + B (in €)													162734,55		

Note: *
This transaction has been carried out by BPU PRAMERICA SGR in execution of an engagement granted by customer who, however, was unable to select the securities purchased on his behalf.

ALLEGATO (16)

Tuesday - 06/06/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BIFULCO**		NAME	**ROSARIO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**VIALE DEL CAMPO BOARIO N. 56/D ROMA**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N S
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N N
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N N

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**S**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BIFULCO**		NAME	**ROSARIO**		SEX	**M**
TAX CODE		BIRTH DATE (dd/mm/yyyy)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
05/06/2006	S	IT0004068091	LOTTOMATICA	AZO	71.245	25,425000	1.811.404,13	ESE - DI	*
TOTALE CONTROVALORE SEZIONE A (in €)							1.811.404,13		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)													1.811.404,13		

Note:

As at the indicated date an irrevocable underwriting order has been given by the concerned individual to its bank.

ALLEGATO (17)

Wednesday - 06/07/2006

GTECH SHAREHOLDERS APPROVE MERGER AGREEMENT WITH LOTTOMATICA

Rome - Lottomatica S.p.A. announces that GTECH Holdings Corporation shareholders have voted to approve the previously-announced merger agreement providing for the acquisition of GTECH by Lottomatica S.p.A. at a special meeting of shareholders held at GTECH's corporate headquarters today. The abovementioned resolution satisfies one of the conditions set forth in the merger agreement.

Furthermore, because none of the of GTECH shareholders have demanded "appraisal rights" under Delaware law the related condition set forth in the merger agreement has been satisfied.

Subject to the satisfaction or waiver of the remaining conditions set forth in the merger agreement, the proposed merger is expected to be completed in mid-2006.

If the proposed merger is completed, GTECH will become an indirect wholly owned subsidiary of Lottomatica and each outstanding share of GTECH common stock will be converted into the right to receive $35.00 in cash, without interest.

*** *** ***

This document is not an offer of shares for sale in Italy, in accordance with article 1, letter (t) of Legislative Decree N° 58 of February 24, 1998, nor in other countries. The press release is not for distribution to persons in the United States nor to persons in other countries where law and regulations do not authorize the distribution.

ALLEGATO (18)

Wednesday - 06/07/2006

LOTTO GAME: WAGERS TOTAL 472.8 MILLION EURO IN MAY 2006

Instant lotteries "Scratch & Win": Wagers of 319.2 million euro in May 2006
Rome - During the draws of May 2006, **Lotto** wagers amounted to 472.8 million euro, compared with 529.0 million euro in the month of April 2006 and with 463.2 million euro in the month of May 2005.
In particular, in May 2006 wagers from "core" bets, excluding late numbers, amounted to 415.9 million euro (respectively 459.2 million euro in April 2006 and 427.5 million euro in May 2005), while wagers from bets on "late numbers" amounted to 56.9 million euro (compared with 69.8 million euro in the month of April 2006 and with 35.7 million euro in May 2005).
Winnings in May 2006 totalled 213.3 million euro (561.1 million euro in April 2006 and 226.5 million euro in May 2005).

Scratch & Win wagers in the month of May were equal to 319.2 million euro compared with 272.5 million euro in the month of April 2006 and with 106.4 million euro in the month of May 2005.

RECEIVED
2006 JUL 13 P 3:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (19)

06/12/2006

RESULTS OF THE RIGHTS OFFERING

PRESS RELEASE

LOTTOMATICA ANNOUNCES THE RESULTS OF THE RIGHTS OFFERING
SUBSCRIPTION OF 99.714% OF THE 57,423,570 NEW ORDINARY SHARES
OPTION RIGHTS NOT EXERCISED TO BE AUCTIONED ON THE MTA

Rome, June 12th, 2006 – Lottomatica S.p.A. announces the subscription of 57,259,340 Lottomatica new ordinary shares during the offering period ended on June, 8 2006, equal to 99.714% of the total 57,423,570 shares to be issued, with total proceeds of 1,456 million euro.

At the end of the subscription period a total of 262,768 option rights remain unexercised, corresponding to 164,230 new ordinary shares.

The unexercised option rights will be auctioned by the company on MTA pursuant to article 2441, paragraph 3, civil code on June 14, 15, 16, 19 and 20, 2006. All the unexercised rights will be offered on the first trading day and any remaining rights will be offered in the following days. The rights will be available for subscribers at Monte Titoli S.p.A. and the related subscription will be effected by June 21, 2006.

ALLEGATO (20)

06/15/2006

OPTION RIGHTS AUCTION CONCLUDED

Rome, June 15th, 2006 – Lottomatica S.p.A. announces that during the first two trading days, June 14 and 15, the auction of the remaining 262,768 option rights was concluded.

The first trading day 88,160 option rights were auctioned at 1.30 euro each, and the second trading day 174,608 option rights were auctioned at 1.52 euro (+16% over yesterday's the closing price).

The rights will be available for subscribers at Monte Titoli S.p.A. and the related shares subscription will be effected by June 21, 2006.

ALLEGATO (21)

Wednesday - 06/21/2006

GTECH HOLDINGS CORPORATION ACQUISITION

STARTING OF THE CLOSING ACTIVITIES

Rome, June 21st, 2006 – Lottomatica S.p.A. announced that today the activities related to the completion of GTECH Holdings Corporation ("GTECH") acquisition started.
Considered that related parties transactions are involved, the press release is issued pursuant to Consob Regulation N° 11971 of 14 May 1999 "the Regulation on Intermediaries", as amended, article 71 bis, in accordance with Legislative Decree N° 58 of February 24, 1998.
There are no specific current or potential conflict of interests risks of the related parties involved in the activities described as follows.

Structure, terms and conditions of the closing activities

As known, GTECH acquisition will be effected by means of a cash merger in GTECH of Gold Acquisition Corp. ("Gold Acquisition"), a company incorporated under the laws of Delaware, wholly owned by Gold Holding Co. ("Gold Holding"), also incorporated under the laws of Delaware. Gold Holding is owned by Lottomatica.
GTECH acquisition, whose total value is approximately 3.68 billion Euro (at today's €/$ exchange rate), is funded through:
- the proceeds of this rights offering for an amount approximately equal to 1.46 billion Euro;
- the proceeds of an offering of 750 million Euro capital securities due 2066, which has closed on May 2006;
- U.S.$2.26 billion of senior term loans (approximately 1.79 billion Euro at today's €/$ exchange rate)) that will be allocated inter alia by Credit Suisse International, Credit Suisse London Branch; Goldman Sachs International, Goldman Sachs Credit Partners and Bank of America N.A. to Gold Acquisition pursuant to the Senior Credit Facilities Agreement signed on 5 May 2006, fully described in the paragraph 22.1.2 of the talian Prospectus; and
- available cash also from Lottomatica of approximately 416 million Euro.
The financing provided directly by Lottomatica will be available for Gold Acquisition through the activities summarized below which will be set previously or contextually to the completion of the acquisition.

Capital increase

As mentioned in the Italian Prospectus, upon completion, Gold Holding equity will be owned 75% by Lottomatica and 25% by the Luxemburg corporation Invest Games S.A ("Invest Games"), of which the company Nova Prima S.r.l. ("Nova Prima"), wholly owned by Lottomatica, will have 99.99%.
For this purpose:
1) today Nova Prima approved a capital increase, with premium, for a total amount of 360.12 million Euro, contextually fully subscribed and paid up by Lottomatica;
2) within the month of June Nova Prima will perform a contribution to Invest Games S.A., for an amount equal to approx. 360 million Euro, with premium, object to an appraisal from a Luxemburg expert, following which Nova Prima investment in Invest Games will be equal to 99.99%, while Lottomatica investment in Invest Games will decrease from 99.99% to 0.01%;
3) subsequently, within the fist half of July 2006, Gold Holding will resolve upon:
- a capital increase of 1.35 billion of US Dollars (equal to 1.07 billion Euro at the hedging exchange rate in the by Lottomatica), through the issuance of privileged shares in the distribution of earnings, fully subscribed by Lottomatica;
- a capital increase of 450 million of US Dollars (358 million Euro at the actual exchange rate), through the issuance of ordinary shares , fully subscribed by Invest Games.

Infra-Group financing

Just before the closing, it is scheduled that:
(i) Lottomatica enters into a revolving loan agreement by and between Lottomatica Gold

Acquisition for a maximum approximate amount 100 million of US Dollars (equal to 79.16 million Euro at today's exchange rate), repayable on the earlier of a written demand by Lottomatica or the completion of the acquisition. The loan will be used by Gold Acquisition to reimburse the costs related to the acquisition;

(ii) Gold Holding issues a note, Lottomatica Promissory Note, and Lottomatica will subscribe for such note for an amount of approximately 820 million Dollars (equal to 649.15 million Euro at today's exchange rate). The note will bear interests that will be determined close to the issuance date and will be repayable in 10 years from the date of issuance;

(iii) Lottomatica as a partial reimburse for the issuance of the Lottomatica Promissory Note, will transfer to Gold Holding the rights related to the contract for the opening of a revolving credit line in favor of Gold Acquisition, as indicated in the (i) above;

(iv) Gold Acquisition issues a note, called Gold Holding Co. Promissory Note, subscribed by Gold Holding, bearing interests that will be determined close to the issuance date and will be repayable in 10 years and Gold Acquisition will engage to reimburse to Gold Holding the amount of 820 million Dollars (equal to 649.15 million Euro at today's exchange rate), included the amount of the revolving line from Lottomatica to Gold Acquisition.

Guarantees

It is to be reminded that, as per paragraph 22.1.2 of the Italian Prospectus:

(i) Under the Senior Credit Facilities Agreement Lottomatica, Gold Holding, and, starting from the date of the closing, also GTECH and GTECH Rhode Island Corporation, will guarantee, as main guarantors, the execution by Gold Acquisition of the obligations with respect to the banks financing pursuant to the same Senior Credit Facilities Agreementand to the other related financial documents. The maximum amount that Lottomatica may be called to reimburse as per the above mentioned guarantee will not exceed 3.86 billion of Dollars (equal to approximately 3.06 billion Euro at today's exchange rate); and

(ii) Just before the closing, Lottomatica and GTECH on one side and GTECH Corporation and GTECH Rhode Island on the other side, will subscribe the Deed Poll agreement, under which the latest will guarantee the execution of the Lottomatica obligations related to the 360,000,000 Euro note with nominal annual rate of 4.80%, maturity 2008, issued by Lottomatica in 2003.

Correlation and nature of the related parties interests and economic reasons of the related parties transactions

As mentioned, Lottomatica currently is the only shareholder of Nova Prima; following to the above mentioned operations, Lottomatica will hold, through Nova Prima, 99.99% of Invest Games and through Nova Prima and Invest Games, will become indirectly the only holder of Gold Holding, the only holder of Gold Acquisition. This controlling structure was designed to create the maximum flexibility in the case of any - currently not foreseen – financial operations.

All the related parties transactions are finalized to give to Gold Acquisition the necessary proceeds to pay the acquisition and in any case are connected to the acquisition. All the group companies have the only interest to complete the transaction and there are no specific or further interests.

Economic and Financial effects

The intra-group financing and the guarantees are settled by agreements which take into consideration standard terms and conditions in comparable transactions.

The effects of the activities are summarized as follows:

- following to the capital increases, Nova Prima, Invest Games and Gold Holding will have their own funds for the corresponding amounts;
- in relation to each intra-group financing, the lending entity will record a receivable for the corresponding amount plus interests, and at the same time the borrower entity will record a payable;
- in relation to the guarantees, the entity that will give the guarantees will be entitled of a receivable for a commission to be fixed by the parties in a lump sum taking into account the amount of the guarantee in comparable transactions.

Contingent changes in the remunerations of Lottomatica and its subsidiaries directors as a consequence of the above described operations and involvement of directors, statutory auditors, general managers and managers

No changes in the remunerations of Lottomatica and its subsidiaries directors is expected as a consequence of the above described operations

None of the directors, statutory auditors, general managers and/or managers of the companies of Lottomatica group is involved in any of the above described operations.

ALLEGATO (22)

Monday - 06/26/2006

RESULTS OF THE RIGHTS OFFERING

SUBSCRIPTION OF ALMOST 100% OUT OF THE 57,423,570 ORDINARY SHARES OFFERED

Rome - Lottomatica announces the conclusion of its rights offering to shareholders of a maximum of 57,423,570 shares at a price of 25.425 Euro per share.

In particular, at the end of the offering period from May 22 to June 8 2006, 57,259,340 shares were subscribed and subsequently, as the result of the auction period, 163,540 shares were subscribed within June 21, 2006, the last trading day.

Overall, 57,422,880 shares were fully subscribed, out of the total offer for 57,423,570, at a total amount of 1,459,976,724.00 Euro. A total number of 1,104 option rights corresponding to 690 shares remain unexercised taking into account the success of the offering, Lottomatica waived the underwriting guarantee provided by Credit Suisse Securities (Europe) Limited, Goldman Sachs International, Banca Aletti & C S.p.A. and Capitalia S.p.A..

Following the offer, Lottomatica's share capital at the present date amounts to 149,300,594.00 Euro comprising 149,300,594 ordinary shares each of nominal vale Euro 1.

In addition:

- to satisfy its commitment to (i) subscribe all the shares offered to it in the rights offering in proportion to its direct holding in Lottomatica and (ii) arrange for Nuova Tirrena S.p.A. to subscribe all the shares offered to it in proportion to its direct holding in Lottomatica

- De Agostini S.p.A. subscribed 30,637,280 shares, equal to 53.35% of the offer, and as a result holds 79,656,927 ordinary shares, equal to 53.35% of the post-offer Lottomatica share capital;

- Nuova Tirrena S.p.A. subscribed 1,660,390 ordinary shares, equal to 2.89% of the offer, and as a result holds 4,317,008 ordinary shares, equal to 2.89%of the post-offer Lottomatica share capital;

- to satisfy its commitment to subscribe all the shares offered to it in the rights offering in proportion to its holding in Lottomatica forming part of a swap contract entered into on 9 May 2005 with De Agostini S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. subscribed 6,048,780 ordinary shares, equal to 10.53% of the offer, and as a result holds 7,886,750 ordinary shares, equal to 5.28% of the post-offer Lottomatica share capital.

As the result of the fulfilment of the commitments described above, an overall total of 38,346,450 shares were subscribed, equal to 66.78% of the shares offered in the rights offering.

The securities referred to herein will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This document is not an offer of securities for sale in the United States, and any securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933 as amended; Lottomatica does not intend to register any portion of the offering or conduct a public offering in the United States; any public offering of

securities to be made in the United States will be made by means of a prospectus that may be obtained from Lottomatica and that will contain detailed information about Lottomatica and its management, as well as financial statements.

This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

It may be unlawful to distribute this document in certain jurisdictions; such materials are not for distribution in Canada, Japan or Australia, and the information in the materials does not constitute an offer in Canada, Japan or Australia.

Not for distribution in the United States, Canada, Japan or Australia.

RECEIVED
2006 JUL 13 P 3:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ALLEGATO (23)

Monday - 07/03/2006

LAUNCH OF "INSTANT LOTTO"

NEW GAMING FORMULA ADDITIONAL TO LOTTO

Rome - Today Lottomatica S.p.A. announced the launch of **Instant Lotto, a new optional gaming formula additional to Lotto as provided for by 2005 Budget Law**.
Specifically, the instant game gives everyone the chance to participate in an instant, dedicated drawing (**5 numbers from 1 to 90**), while at the same time playing for the Lotto's usual bet, through the same bet (numbers and draws). **The five numbers drawn are printed on the receipt voucher** and players can immediately check the numbers they played.
It's a fast, "accessible", easily understandable game: all players have to do is check a box to participate in the customized drawing and quickly find out if they've won. **Winning is instant, plus there is the opportunity to get a double chance at winning while playing just once**.
The player selects the cost of the game and it is possible to pay **a minimum of Euro 0.50 to a maximum amount that coincides with the amount paid for the traditional game**.
It should be stressed that the **instant drawing system is extremely reliable and safe**, it is automated and based on security criteria certified by a validating commission composed of Lottomatica, AAMS and independent experts.
An *ad hoc* campaign has been studied to launch the instant game through the main media.

ALLEGATO (24)

Wednesday - 07/05/2006

Lotto game: Wagers total 461.9 million euro in June 2006

Instant lotteries "Scratch & Win": Wagers of 312.6 million euro in June 2006

Rome - During the draws of June 2006, **Lotto** wagers amounted to 461.9 million euro, compared with 472.8 million euro in the month of May 2006 and with 508.1 million euro in the month of June 2005.

In particular, in June 2006 wagers from "core" bets, excluding late numbers, amounted to 388.9 million euro (respectively 415.9 million euro in May 2006 and 448.8 million euro in June 2005), while wagers from bets on "late numbers" amounted to 73.0 million euro (compared with 56.9 million euro in the month of May 2006 and with 59.3 million euro in June 2005).

Winnings in June 2006 totalled 264.0 million euro (213.3 million euro in May 2006 and 228.0 million euro in June 2005).

Scratch & Win wagers in the month of June were equal to 312.6 million euro compared with 319.2 million euro in the month of May 2006 and with 107.6 million euro in the month of June 2005.

ALLEGATO (25)

Wednesday - 07/05/2006

Internal Dealing

Internal Dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N **S**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N **N**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	8028081001

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**S**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BOROLI**		NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE (dd/mm/yyyy)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
14/06/2006	A	IT0003990402	LOTTOMATICA	AZO	546	28.85	15,752.1	MERC-IT	*
08/06/2006	A	IT000406091	LOTTOMATICA	AZO	2.630,00	25.425	66,867.75	ESE-DI	*
TOTALE CONTROVALORE SEZIONE A (in €)							82,619.85		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												82,619.85			

Note:

This transaction has been carried out by BPU PRAMERICA SGR in execution of an engagement granted by the customer who, however, was unable to select the securities purchased on his behalf.

ALLEGATO (26)

Monday - 07/10/2006

Internal Dealing

Internal dealing - Pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)

1. RELEVANT UNDERSIGNED PERSON						
1.1 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**SALA**	NAME	**MARCO**		SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY	
DOMICILE						
ENTITIES						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS						

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	S/N S
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	S/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY	S/N N
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	S/N N

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	

3. AUTHOR OF THE TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	S
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	S/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	S/N N

3.2 PERSONAL DATA						
INDIVIDUALS						
SURNAME		NAME			SEX	
TAX CODE		BIRTH DATE (dd/mm/yyyy)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE						
ENTITY, PARTNERSHIP, OR TRUST						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS						

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTION	NOTES
30/06/2006	S	IT0003990402	LOTTOMATICA	AZO	337,333	11.3281	3,821,341.96	FMERC	*
30/06/2006	V	IT0003990402	LOTTOMATICA	AZO	337,333	30.57791	10,314,938.11	FMERC	*
TOTAL SECTION A (in €)							14,136,280.07		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	NOTES
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											14,136,280.07				

Note:
This form is related to the performance by Mr. Marco Sala of the forward sale and purchase agreement of Lottomatica ordinary shares resulting from the simultaneous exercise of the options granted to him pursuant to the 2003 - 2005 plan, as communicated to the public on April 14, 2006.